Exhibit 99.2
OUR KNOW-HOW QRUEPAORRTETR L Y cities GREEN BY NA1URF FOR THE 3-MONTH AND 9-MONTH PERIODS ENDED SEPTEMBER 30, 2010

Canada CONTENTS Investor Relations For more information, please contact: The business environment in the third quarter of 2010 5 10 Didier Filion Financial overview Director, Investor Relations Business segment review 19 Cascades Inc. Other items analysis 25 26 7M7o2n Strhéearl,b Qr ouoékbee Sc tHre3eAt W1Ge1s t Liquidity and capital resources Canada Consolidated fnancial position 27 Telephone: 1 514 282-2697 Near-term outlook 28 31 Fwawx :w 1. c 5a1s4ca 2d8e2s-.2c6om24/ i nvestors Supplemental information on non-GAAP measures investor@cascades.com Consolidated fnancial statements 38

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS 3 FORWARD-LOOKING STATEMENTS AND SUPPLEMENTAL INFORMATION ON NON-GAAP MEASURES The following is the quarterly fnancial report and management’s discussion (OIBD or OIBD excluding specifc items) because it is the measure used and analysis (“MD&A”) of the operating results and fnancial position by management to assess the operating and fnancial performance of the of Cascades Inc. (“Cascades” or “the Company”) and should be read Company’s operating segments. Moreover, we believe that OIBD is a measure in conjunction with the Company’s consolidated fnancial statements often used by investors to assess a company’s operating performance and and accompanying notes for the three-month and nine-month periods its ability to meet debt service requirements. OIBD has limitations as an ended September 30, 2010 and 2009 and with the most recent audited analytical tool, and you should not consider this item in isolation, or as a consolidated fnancial statements. Information contained herein includes substitute for an analysis of our results as reported under Canadian GAAP. any signifcant developments as at November 11, 2010, the date on which These limitations include the following: the MD&A was approved by the Company’s Board of Directors. For additional information, readers are referred to the Company’s Annual Information Form .OIBD excludes certain income tax payments that may represent a reduction (“AIF”), which is published separately. Additional information relating to the in cash available to us. Company is also available on SEDAR at www.sedar.com. . OIBD does not refect our cash expenditures, or future requirements, for capital expenditures or contractual commitments. This MD&A is intended to provide readers with the information that . OIBD does not refect changes in, or cash requirements for, our working management believes is required to gain an understanding of Cascades’ capital needs. current results and to assess the Company’s future prospects. Accordingly, . OIBD does not refect the signifcant interest expense, or the cash certain statements herein, including statements regarding future results requirements necessary to service interest or principal payments on and performance, are forward-looking statements within the meaning our debt. of securities legislation based on current expectations. The accuracy . Although depreciation and amortization expenses are non-cash charges, of such statements is subject to a number of risks, uncertainties and the assets being depreciated and amortized will often have to be replaced assumptions that may cause actual results to differ materially from those in the future, and OIBD does not refect any cash requirements for such projected, including, but not limited to, the effect of general economic replacements. conditions, decreases in demand for the Company’s products, the prices . The specifc items excluded from OIBD include mainly charges for and availability of raw materials, changes in the relative values of certain impairment of assets, charges for facility or machine closures, debt currencies, fuctuations in selling prices and adverse changes in general restructuring charges, gain or loss on sale of business units and market and industry conditions. This MD&A also includes price indices, as unrealized gain or loss on fnancial instruments that do not qualify for well as variance and sensitivity analyses that are intended to provide the hedge accounting. Although we consider these items to be non-recurring reader with a better understanding of the trends related to our business and less relevant to evaluating our performance, some of these items will activities. These items are based on the best estimates available to the continue to take place and will reduce the cash available to us. Company. Be cause of these limitations, OIBD should not be used as a substitute The fnancial information contained herein, including tabular amounts, for net earnings or cash fows from operating activities as determined in is expressed in Canadian dollars unless otherwise specifed, and is accordance with Canadian GAAP, nor is it necessarily indicative of whether prepared in accordance with generally accepted accounting principles in or not cash fow will be suffcient to fund our cash requirements. In addition, Canada (Canadian GAAP). Unless otherwise indicated or if required by the our defnitions of OIBD may differ from those of other companies. Any such context, the terms “we,” “our” and “us” refer to Cascades Inc. and all of its modifcation or reformulation may be signifcant. A reconciliation of OIBD to subsidiaries and joint ventures. The fnancial information included in this net earnings (loss) from continuing operations and to net cash provided by analysis also contains certain data that are not measures of performance (used in) operating activities, which we believe to be the closest Canadian under Canadian GAAP (“non-GAAP measures”). For example, the Company GAAP performance and liquidity measures to OIBD, is set forth in the uses operating income before depreciation and amortization or operating “Supplemental Information on Non-GAAP Measures” section. income before depreciation and amortization excluding specifc items

4 CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS TO OUR SHAREHOLDERS CASCADES REPORTS THIRD QUARTER RESULTS • Cash fow from operations (adjusted) of $82 million compared to • Net earnings per share excluding specifc items of $0.29 compared to $71 million in the second quarter of 2010 and $94 million in the same $0.22 in the previous quarter and $0.36 in the same period of last year. period of last year. Including specifc items, net earnings per share of $0.31 compared to Net debt down $37 million and $54 million in comparison to the $0.22 in the previous quarter and $0.35 in the corresponding period previous period and to the third quarter of last year respectively. Debt- of last year. to-capitalization ratio at its lowest level in 6 years. • Operating income before depreciation and amortization (OIBD) excluding Total shipments up 5% compared to the third quarter of 2009 (excluding specifc items of $115 million, up 7% in comparison to Q2 2010. OIBD th impact of acquisitions) excluding specifc items amounted to $127 million in the third quarter of 2009 Highest quarterly EBITDA of containerboard operations since 2006. FINANCIAL HIGHLIGHTS SELECTED CONSOLIDATED INFORMATION (in millions of Canadian dollars, except amounts per share) Q3 2010 Q3 2009 Q2 2010 Sales 1,028 974 998 Excluding specifc items1 Operating income before depreciation and amortization (OIBD) 115 127 107 Operating income 62 74 56 Net earnings attributable to shareholders for the period 28 35 21 per common share $0.29 $0.36 $0.22 Cash fow from operations (adjusted) 83 95 71 As reported Operating income before depreciation and amortization (OIBD)1 111 129 101 Operating income 58 76 50 Net earnings attributable to shareholders for the period 30 34 21 per common share $0.31 $0.35 $0.22 Cash fow from operations (adjusted)1 82 94 71 Note 1 — see the supplemental information on non-GAAP measures note on page 3. As anticipated, our results continued to recover sequentially after hitting In our tissue operations, as a result of very competitive retail markets, we a soft patch in the frst three months of the year. Demand remained solid, were unable to fully offset the cost infation through better selling prices. in line with the usual seasonality and a moderate and uncertain economic However, all in all, given our diversifed business mix and the numerous recovery. Our North American and European packaging operations benefted restructuring measures realized over the years, I am pleased that Cascades from selling price increases implemented during or prior to the third quarter. continues to generate good net earnings and free cash fow to pay down debt Of particular note is the fact that our containerboard segment posted its despite high recycled fbre costs and a strong Canadian dollar. highest quarterly EBITDA since we acquired the full ownership of Norampac x/-’ in 2006. This achievement is signifcant considering that the Canadian dollar was around 88 U.S. cents and recycled fbre costs were more than s/s’ — 30% lower in 2006. Alain Lemaire President and Chief Executive Offcer

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS 5 THE BUSINESS H ANE R ATES AND ENERG Y COST S NVIRONMENT f ascades’ re sults at?JTfedby Can adia n- dollar and Euro E uctuation s again s th e U.S. dollar, as well as by en ergy IN THE THIRD priichesl . In the third quar ter of 201°’theh C anadia n curre n c y slgty de pre ciated but co mp ared t o t e same qu arter of last year, its average value relative to the American dollar QUARTER OF 2010 w as6% h i g her. Moreo ver, t h e Eur o started toappre ciate following a sign ificant drop in the previous quarter. EXCHANGE RATES ENERGY PRICES 1.10 1 J* 1.60 14.00 i. 150 \ 1.55 / \ 150 12.00 If IVI 130 1.00 P \\ V A 145 10.00 y-f 1 110 095 U140 */ V 1 \ #L g N 1.35 8.00 VI d* 90 0.90 \/\r \ x’1.30 v\ j*/* ]J 0.85 r \/ 1.25 600 \ .r / 70 1.15 ££1 # K 0.75 1.10 5j 2.00 30 §) JAN APR JULY OCT JAN APR JULY OCT JAN APR JULY JAN APR JULY OCT JAN APR JULY OCT JAN APR JULY 08 08 08 08 09 09 09 09 10 10 10 08 08 08 08 09 09 09 09 10 10 10 (US$/CAN$) (US$/EURO) Natural gas (US$/mmBtu) Crude oil (US$/barrel) As for energy costs, the third quarter was different for crude oil and natural gas. The price of natural gas increased by 7% compared to the previous quarter while crude oil cost decreased by 2%. Compared to third quarter of 2009, crude oil costs increased by 12% while the natural gas spot price rose by 29%. 2008 2009 2010 Change Change Change Change AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE Q3 2010 Q3 2010 Q3 2010 Q3 2010 Q3 2009 Q3 2009 Q2 2010 Q2 2010 Q1 Q2 Q3 Q4 Q1 Q2 Q3 (unit) (%) (unit) (%) Foreign exchange rates-average CAN$/US$1.067 1.245 1.167 1.097 1.056 1.142 1.041 1.028 1.039 1.036 -0.058 -5% 0.011 1% US$/CAN$0.937 0.803 0.857 0.911 0.947 0.876 0.961 0.973 0.962 0.965 0.051 6% -0.011 -1% US$/EURO 1.471 1.306 1.364 1.430 1.477 1.393 1.384 1.272 1.293 1.317 -0.137 -10% 0.021 2% Energy prices-average Natural gas Henry Hub (US$/mmBtu) 9.03 4.89 3.50 3.39 4.17 3.99 5.30 4.09 4.38 4.59 0.99 29% 0.29 7% Crude oil WTI (US$/barrel) 104.42 37.18 52.41 68.06 75.79 58.36 76.75 77.57 76.04 76.79 7.98 12% -1.53 -2% Source: Bloomberg

6 CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS DEMAND 3250 110 U.S. CONTAINERBOARD INDUSTRY PRODUCTION 3000 105 AND CAPACITY UTILIZATION ON RATE l 1.4 100 FOLLOWING SEVERAL ANNUAL MAINTENANCE DOWNTIMES 2,750 “’’- S)i” s J**’i""' 95 IN THE INDUSTRY, U.S. PRODUCTION JUMPED BY 4% 2,500 I i ‘i.. ,,. '' 90 COMPARED TO THE PREVIOUS QUARTER. CAPACITY I 85 UTILIZATION RATE AVERAGED 99% IN Q3 2010. RELATIVE 2,250 , I iv ( 80 TO THE THIRD QUARTER OF LAST YEAR, THE INDUSTRYS 2000 I “’’ 75 PRODUCTION INCREASED BY 6%. 1,750 70 JAN APR JULY OCT JAN APR JULY OCT JAN APR JULY 08 08 08 08 09 09 09 09 10 10 10 Total production (‘000 s.t.) Capacity utilization rate (%) 28 5.5 U.S. CONTAINERBOARD INVENTORIES AT BOX PLANTS AND MILLS k IN THE THIRD QUARTER, GIVEN HIGHER CONTAINERBOARD 2.4 \j\J\ 4.5 PRODUCTION AND RELATIVELY STABLE CORRUGATED I l\ I l JJ BOX SHIPMENTS, INVENTORIES REBOUNDED FROM 1 2.2 i,_ , vl’ j * J 4.0 EXCESSIVELY LOW LEVELS. COMPARED TO THE SAME I ‘” I S-l “Jl PERIOD OF LAST YEAR, DEMAND FOR CORRUGATED BOXES 20 Xj 3.5 IMPROVED BY 3% AND 1% IN THE U.S. AND CANADA 1.8 3.0 RESPECTIVELY. JAN APR JULY OCT JAN APR JULY OCT JAN APR JULY 08 08 08 08 09 09 09 09 10 10 10 Millions of short tons (‘000 s.t) Weeks of supply 190 105 U.S. FOLDING COATED RECYCLED BOXBOARD 180 100 INDUSTRY PRODUCTION AND CAPACITY 170 95 UTILIZATION RATE1 ,J ,ij ,, [\\ i-i, |\ DEMAND IN THE NORTH AMERICAN COATED RECYCLED 160 f 1 /\ ,1a” /’fcl“90 i, iJ li’l ‘ ll BOXBOARD INDUSTRY REMAINED STRONG AND THE U.S. 150 \ ,,’ I \ V 85 PRODUCTION WAS UP 3% IN THE THIRD QUARTER OF 2010 140 I 80 COMPARED TO THE PREVIOUS QUARTER. g 130 75 M 120 70 1 Capacity estimated by Cascades. JAN APR JULY OCT JAN APR JULY OCT JAN APR JULY 08 08 08 08 09 09 09 09 10 10 10 Total production (‘000 s.t) Capacity utilization rate (%)

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS 7 70000 EUROPEAN ORDER INFLOW OF RECYCLED i*” \ y v , L WHITE-LINED CHIPBOARD (5-WEEK WEEKLY ftv J V **\ MOVING AVERAGE) (M.T.) 50,000 f NV C’C? 1L J$ “ A IN EUROPE, DEMAND FOR BOTH COATED VIRGIN AND ‘\Zr * 1 RECYCLED BOXBOARD GRADES WAS ALSO HEALTHY. THE 40000 / INDUSTRY’S ORDER INFLOW WAS 10% AND 4% HIGHER \f THAN THE SAME PERIOD OF LAST YEAR FOR RECYCLED a 30,000 AND VIRGIN GRADES RESPECTIVELY. I v) 20,000 1 4 7 10 13 16 19 22 25 28 31 34 37 40 43 46 49 52 2008 2009 2010 700 98 U.S. TISSUE PAPER INDUSTRY PRODUCTION Sy A 96 (PARENT ROLLS) AND CAPACITY UTILIZATION RATE 675 / u l. . n U’k MANUFACTURING PRODUCTION AND CAPACITY UTILIZATION 650 *i ‘A I l|jj 94 RATE IN THE U.S. TISSUE PAPER INDUSTRY REMAINED 625 ‘ A jl ‘/I 92 RELATIVELY STABLE COMPARED TO THE PREVIOUS 90 QUARTER AND THE SAME PERIOD LAST YEAR. HOWEVER, 600 \’ YEAR-TO-DATE, MANUFACTURING PRODUCTION AND 1 575 88 CONVERTING PRODUCT SHIPMENTS ARE UP 2%. & 550 86 JAN APR JULY OCT JAN APR JULY OCT JAN APR JULY 08 08 08 08 09 09 09 09 10 10 10 Total production (‘000 s.t.) Capacity utilization rate (%) 1700 125 U.S. RECYCLED FIBRE EXPORTS TO CHINA 1500 100 (ALL GRADES) 75 THE PRICE OF RECYCLED FIBRES IS GREATLY INFLUENCED 1300 A 50 BY THE EXPORTS TO CHINA. AFTER A STRONG REBOUND 1,100 \ At I IN THIS COUNTRY IN 2009, AND FOLLOWING A SHARP \ iT -x 1 ‘*4wi 25 INCREASE IN RECYCLED FIBRE COSTS, DEMAND IS DOWN 900 L# 1. I * Vii “klA I 0 ALMOST 15% IN THE FIRST EIGHT MONTHS OF 2010. % 700 \ / Til 2 5 « 500 -5 0 JAN APR JULY OCT JAN APR JULY OCT JAN APR JULY 08 08 08 08 09 09 09 09 10 10 10 Exports (‘000 s.t.) Annual change (%)

8 CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS On the se lling price front , prices inc reased in our North SELLING Am eric an and Europ ean p ackagi ng operati ons as dema nd continu ed t o im prove, op eratin g rat es remai ned h igh and I invento ries low Althou gh refere n ce pr ices st aye d relat ivel y PR CES AND stable seq ue nti ally, Ca sc ades o ver all Nor th Am er ica n pri ce index exper ienced a 4% inc rease as previo usly announced RAW MATERIA price hikes continu e d to be imple me nted. Rela tive to L Q3 200 9, Cas cades ‘ o vera ll N orth Am eric an index rose COSTS by 13% w hile eve ry s e gme nt e xper ien ced co nsider able pric e m oment um ov e r the la s t twelve mon ths . Due to a rebound in generation, the cost of recycled CASCADES NORTH AMERICAN SELLING PRICE fbres (the main raw material used for manufacturing by AND RAW MATERIAL COST INDICES (US$) Cascades) continued to fall after hitting a peak in March. 1,250 750 The price of sorted offce paper grew by 10% relative to 1200 / 650 the second quarter of 2010. In contrast, old corrugated 1150 “ X,,, / containers and special news fell by 10% and 15% 1,100 550 respectively during the third quarter of 2010. Compared .. 450 1,050 ~— ‘” f to the same period of last year, costs of recycled fbre and \ / 350 1,000 \ virgin pulp were signifcantly higher. V , 250 The following graph and table show the historical fuctuation of average 900 150 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 benchmark list prices for some of our key products, as well as for woodchips 08 08 08 08 09 09 09 09 10 10 10 and some grades of recycled paper and virgin pulp used in the manufacturing Selling prices index 1 (US$) Raw materials index 2 (US$) process. Selling prices and raw materials fuctuate considerably and are heavily infuenced by economic conditions and foreign demand. These 1 The Cascades North American selling prices index represents an approximation of the list prices could differ from the Company’s purchase costs and actual Company’s manufacturing selling prices in North America (excluding converting). It is weighted according to shipments and is based on the average selling price of our North selling prices. American manufacturing operations of boxboard, containerboard, specialty products and tissue paper. It considers the change in the mix of products sold. This index should only be In the third quarter of 2010, the average spread between used as a trend indicator. our selling price and our raw material indices increased 2 The Cascades North American raw materials index is based on publication prices and the average weighted cost paid for some of our manufacturing raw materials, namely recycled was 3% higher. manufacturing purchasing costs and our purchase mix.

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS 9 2008 2009 2010 Change Change Change Change AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE AVERAGE Q3 2010 Q3 2010 Q3 2010 Q3 2010 These indexes should only be used as indicator of trends and they might be Q3 2009 Q3 2009 Q2 2010 Q2 2010 different than our actual selling prices or purchasing costs. Q1 Q2 Q3 Q4 Q1 Q2 Q3 (unit) (%) (unit) (%) SELLING PRICES Cascades North American US$ index (index 2005 = 1,000)1 1,198 1,170 1,121 1,080 1,070 1,110 1,126 1,180 1,223 1,170 143 13% 43 4% PACKAGING Boxboard North America (US$/ton) Recycled boxboard — 20pt. Clay coated news (transaction) 764 768 745 743 759 754 790 825 843 819 100 13% 18 2% Europe (euro/tonne) Recycled white-lined chipboard (GD2) index2 640 621 591 580 575 592 580 631 656 622 76 13% 25 4% Virgin coated duplex boxboard (GC2) index3 1,010 1,012 988 972 969 985 976 1,025 1,063 1,021 91 9% 38 4% Containerboard (US$/ton) Linerboard 42-lb. unbleached kraft, East US (transaction) 582 578 543 537 530 547 580 640 640 620 103 19% —% Corrugating medium 26-lb. Semichemical, East U.S. (transaction) 561 548 513 507 500 517 550 610 610 590 103 20% —% Specialty products (US$/ton, tonne for deinked pulp) Recycled boxboard — 20pt. Bending chip (transaction) 601 600 555 548 555 565 575 625 625 608 77 14% —% Deinked pulp (f.o.b; U.S. air-dried & wet-lap, post-consumer) 740 585 570 595 653 601 708 752 755 738 160 27% 3 -% Unbleached kraft paper, Grocery bag 30-lb. 958 937 920 920 927 926 960 1,020 1,047 1,009 127 14% 27 3% Uncoated white 50-lb. offset, rolls 914 897 845 822 855 855 868 917 938 908 116 14% 21 2% TISSUE PAPERS Cascades Tissue papers (index 1999 = 1,000)4 1,581 1,615 1,628 1,605 1,628 1,617 1,617 1,623 1,615 1,625 10 1% -8 -% RAW MATERIALS Cascades North American US$ index (index 2005 = 300) 379 206 220 280 324 258 426 409 397 411 117 42% -12 -3% RECYCLED PAPER North America (US$/ton) Corrugated containers, no. 11 (New England) 114 43 59 84 88 68 149 146 131 142 47 56% -15 -10% Special news, no. 8 (ONP — Chicago & NY average) 115 32 45 65 83 56 90 92 78 86 13 20% -14 -15% Sorted offce papers, no. 37 (SOP — Chicago & NY average) 188 90 90 125 174 120 225 198 218 214 93 74% 20 10% Europe (euro/tonne) Recovered paper index6 86 43 48 55 66 53 100 120 126 115 71 129% 6 5% VIRGIN PULP (US$/tonne) Bleached softwood kraft Northern, East U.S. 857 677 643 733 820 718 880 993 1,000 958 267 36% 7 1% Bleached hardwood kraft Northern mixed, East U.S. 788 595 532 603 706 609 776 908 900 861 297 49% -8 -1% WOODCHIPS — Conifer eastern Canada (US$/odmt) 132 111 118 124 131 121 125 121 120 122 -4 -3% -1 -1% Sources: RISI, Random Lengths, Dow Jones and Cascades. See note 1 page 8. 4 The Cascades tissue paper selling prices index represents a mix of primary and converted The Cascades recycled white-lined chipboard selling prices index represents products, and is based on the product mix at the end of 2006. an approximation of Cascades’ recycled grade selling prices in Europe. It is weighted 5 See note 2 page 8. by country. 6 The Cascades recovered paper index represents an approximation of Cascades’ recovered 3 The Cascades virgin coated duplex boxboard selling prices index represents an paper purchase prices in Europe. It is weighted by country based on the recycled fibre approximation of Cascades’ virgin grade selling prices in Europe. It is weighted by country. supply mix of 2009.

10 CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS MANAGEMENT’S DISCUSSION & ANALYSIS FINANCIAL OVERVIEW Fiscal 2009 was a very successful year in terms of proftability as we In the third quarter of 2010, the Company posted net earnings of benefted, during the frst half of the year, from lower energy and recycled $30 million, or $0.31 per share, compared to net earnings of $34 million, fbre prices and a weaker Canadian dollar. The second half of 2009 saw or $0.35 per share, in 2009. Sales increased by $54 million, or 5.5%, the Canadian dollar returning toward parity and recycled fbre signifcantly to reach $1.028 billion, compared to $974 million in 2009. Operating increasing. These negative impacts were offset by stronger volume and income reached $58 million, compared to $76 million in 2009. Excluding better operational effciencies which led to lower production costs. specifc items, operating income decreased by $12 million to $62 million, compared to $74 million in 2009 (see “Supplemental Information on In 2009, the Company also completed the refinancing of its US-Non-GAAP Measures” for reconciliation of these amounts). denominated debt with new unsecured senior notes of CAN$200 million and US$750 million with maturities of 2016 through 2020. The proceeds During the first nine months of 2010, the Company posted net of these new notes were used to repurchase almost all of our existing earnings of $51 million, or $0.53 per share, compared to net earnings senior notes of US$896 million maturing in 2013. This refnancing was of $101 million, or $1.03 per share in 2009. Sales increased by achieved at an average interest rate yield of 8%. $43 million, or 1.5%, to $2.968 billion compared to $2.925 billion in 2009. Operating income reached $135 million in 2010 compared to In the frst half of 2010, recycled fbre prices continued their signifcant $200 million in 2009. Excluding specifc items, operating income stood rise at a pace rarely seen before and reached their peak last March. Some at $141 million in 2010 compared to $193 million in 2009, a decrease grades of recycled fbre saw their prices decline during the third quarter of $52 million or 26.9% (see Supplemental Information on Non-GAAP but were still higher than last year. These rapid increases as well as the Measures” for reconciliation of these amounts). appreciation of the Canadian dollar put pressure on our operating margin as selling price increases announced during the second and third quarter of the year as well as higher shipments in most of our sectors were not suffcient to offset this negative impact during the frst nine months.

8 CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS 11 KEY PERFORMANCE INDICATORS In order to achieve our long-term objectives while also monitoring our action plan, we use several key performance indicators, including the following: 2008 2009 2010 Total Q1 Q2 Q3 Q4 Total Q1 Q2 Q3 Total OPERATIONAL9 Total shipments (in ‘000 of s.t.)10 Packaging Boxboard 1,093 250 255 251 268 1,024 281 290 276 847 Containerboard 1,374 261 288 300 292 1,141 308 298 314 920 Specialty products1 458 110 113 119 116 458 120 121 117 358 2,925 621 656 670 676 2,623 709 709 707 2,125 Tissue Papers2 471 106 109 120 124 459 119 130 132 381 Total 3,396 727 765 790 800 3,082 828 839 839 2,506 Integration rate — % Packaging Boxboard (North America) 31% 28% 31% 33% 28% 30% 28% 31% 29% 29% Containerboard (North America) 60% 65% 65% 66% 66% 66% 60% 69% 64% 64% Specialty products (paper only) 1% 4% 4% 4% 5% 4% 5% 5% 6% 5% Tissue Papers2 54% 60% 60% 56% 54% 57% 56% 56% 55% 56% Total 45% 47% 47% 49% 47% 48% 45% 50% 47% 47% Capacity utilization rate3 — % Packaging Boxboard 83% 86% 89% 86% 92% 88% 98% 102% 95% 98% Containerboard 92% 73% 82% 91% 89% 84% 94% 95% 95% 94% Specialty products (paper only) 83% 79% 82% 86% 81% 82% 85% 85% 81% 84% Tissue Papers4 94% 92% 89% 92% 89% 91% 93% 95% 93% 93% Total 88% 81% 85% 89% 89% 86% 94% 96% 93% 94% Energy cons.5 — GJ/metric ton 10.09 10.82 9.86 8.76 9.74 9.58 10.46 9.47 9.69 9.88 Work accidents — OSHA frequency rate 6.48 6.25 5.10 5.30 5.00 5.41 4.90 5.26 4.54 4.90 FINANCIAL9 Return on assets (%)6 Packaging Boxboard 3% 5% 7% 9% 11% 11% 11% 12% 12% 12% Containerboard 9% 9% 10% 10% 10% 10% 10% 10% 11% 11% Specialty products 11% 12% 13% 13% 13% 13% 14% 14% 13% 13% Tissue papers 18% 22% 26% 28% 27% 27% 23% 19% 16% 16% Consolidated return on assets (%) 7.8% 8.9% 10.4% 11.4% 11.9% 11.9% 11.4% 11.1% 10.8% 11.1% Working capital7 In millions of $, at end of period 664 662 645 593 552 552 546 599 601 590% of sales8 16.5% 16.4% 16.1% I 15.0% I 14.2% I 14.2% 14.2% 15.5% 15.3% I 15.3% Industrial packaging and specialty papers shipments. Starting in Q3 2009, shipments take into account the acquisition of Atlantic Packaging Products Ltd. Defned as: Shipments/Practical capacity. Paper manufacturing only. Defned as: Manufacturing internal and external shipments/Practical capacity. Tissue practical capacity represents 85% of its theoretical capacity. During the second quarter of 2009, the theoretical capacity had been reviewed and revised upward. Prior to the review, the practical capacity was 80% of the theoretical capacity. Since August 31, 2009, it includes the new capacity resulting from the acquisition of Atlantic Packaging tissue assets. Average energy consumption for manufacturing mills only. Return on assets is a non-GAAP measure and is defned as the last twelve months (“LTM”) OIBD excluding specifc items/LTM Average of total assets. Working capital includes accounts receivable plus inventories less accounts payable. It excludes the unpaid provision for closure and restructuring costs in the amount of $11 million as at September 30, 2010 ($13 million as at December 31, 2009). It also excludes the current portion of derivative fnancial instrument assets in the amount of $- million as at September 30, 2010 ($9 million as at December 31, 2009), $2 million of other liabilities in 2010 ($2 million as at December 31, 2009), the net income taxes receivable in the amount of $9 million ($12 million as December 31, 2009) and the current portion of net future tax asset in the amount of $2 million as at September 30, 2010 ($- million as at December 31, 2009). % of sales = Working capital end of period/LTM sales. Certain comparative fgures have been adjusted to conform to the new basis of calculation adopted in 2010. Shipments do not take into account the elimination of business sector intercompany shipments.

1 12 CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS HISTORICAL FINANCIAL INFORMATION 2008 2009 2010 (In millions of Canadian dollars, unless otherwise noted) Q4 Total Q2 Q3 Q4 Total Q1 Q2 Q3 Total Sales Packaging Boxboard 331 1,323 336 336 321 320 1,313 310 319 319 948 Containerboard 293 1,203 263 275 272 252 1,062 255 271 292 818 Specialty products 209 860 186 188 195 200 769 215 220 220 655 Inter-segment sales (19) (100) (13) (15) (17) (22) (67) (29) (28) (28) (85) 814 3,286 772 784 771 750 3,077 751 782 803 2,336 Tissue Papers 228 787 211 207 210 212 840 198 220 227 645 Inter-segment sales and Corporate activities (22) (56) (13) (10) (7) (10) (40) (7) (4) (2) (13) 1,020 4,017 970 981 974 952 3,877 942 998 1,028 2,968 Operating income (loss) Packaging Boxboard (27) (75) 3 10 3 (24) (8) 9 14 3 26 Containerboard 3 40 19 23 26 14 82 12 21 35 68 Specialty products 12 31 5 13 13 9 40 9 11 13 33 (12) (4) 27 46 42 (1) 114 30 46 51 127 Tissue Papers 32 54 30 33 29 24 116 8 14 14 36 Corporate activities (23) (34) (8) (4) 5 (9) (16) (11) (10) (7) (28) (3) 16 49 75 76 14 214 27 50 58 135 OIBD excluding specifc items1 Packaging Boxboard 11 33 24 32 26 33 115 23 29 25 77 Containerboard 31 130 36 38 41 30 145 28 39 50 117 Specialty products 22 67 13 20 22 4 18 20 21 59 64 230 73 90 89 82 334 69 88 96 253 Tissue Papers 41 90 39 42 38 35 154 19 24 24 67 Corporate activities (9) (14) (5) (11) (7) (23) (10) (5) (5) (20) 96 306 107 121 127 465 78 107 115 300 Net earnings (loss) (18) (54) 37 30 34 41) 60 — 21 30 51 Excluding specifc items1 18 4 21 28 35 26 110 — 21 28 49 Net earnings (loss) per share (in dollars) Basic $(0.19) $(0.55) $0.38 $0.30 $0.35 $(0.42) $0.61 $- $0.22 $0.31 $0.53 Basic, excluding specifc items1 $0.18 $0.04 $0.22 $0.28 $0.36 $0.27 $1.13 $- $0.22 $0.29 $0.51 Cash fow from operations (adjusted)1 59 155 68 81 94 62 305 38 71 82 191 Excluding specifc items 68 183 70 85 95 327 41 71 83 195 Cascades North American US$ selling price index (2005 index = 1,000)2 1,212 1,198 1,170 1,121 1,080 1,070 1,110 1,126 1,180 1,223 1,153 Cascades North American US$ raw materials index (2005 index = 300)3 282 379 206 220 280 324 258 426 409 397 418 US$/CAN$ $0.82 $0.94 $0.80 $0.86 $0.91 $0.95 $0.88 $0.96 $0.97 $0.96 $0.97 Natural Gas Henry Hub — US$/mmBtu $6.94 $9.03 $4.89 $3.50 $3.39 $4.17 $3.99 $5.30 $4.09 $4.38 $4.70 Return on assets (%)4 7.8% I 7.8% I 8.9% I 10.4% I 11.4% I 11.9% I 11.9% I 11.4% I 11.1% 10.8% 10.8% Source: Bloomberg and Cascades See “Supplemental Information on Non-GAAP Measures.” See note 1 page 8. See note 2 page 8. Return on assets is a non-GAAP measure, defned as LTM OIBD excluding specifc items/LTM average of total assets.

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS 13 FINANCIAL RESULTS FOR THE 3-MONTH PERIODS Operating income ENDED SEPTEMBER 30, 2010 AND 2009 The Company generated $58 million in operating income in 2010 compared Sales to $76 million in 2009, resulting mainly from higher raw materials costs and the appreciation of the Canadian dollar. This negative impact was partly offset Sales rose by $54 million to $1.028 billion versus $974 million in 2009. Net by higher shipments as well as higher selling prices. The operating income average selling prices in U.S. dollars increased in all of our segments but margin fell for the quarter to 5.6% compared to 7.8% in 2009. Excluding were partly offset by the 6% appreciation of the Canadian dollar over the specifc items, the operating income stood at $62 million in 2010, compared U.S. dollar. Sales were also positively impacted by higher shipments in all to $74 million in 2009, a decrease of $12 million or 16.2%. our segments but the Specialty Products segment which slightly decreased. Shipments in 2010 were 6% higher than 2009 as our manufacturing and converting units increased their volume by 7% and 5% respectively. The main variances in operating income in 2010 compared to 2009 are shown below: 12 (1) (3) 200 (6) 54 (68) 180 160 (2) 140 53 127 115 (4) (53) 120 100 76 80 58 60 40 20 0 1 The impacts of these estimated costs are based on production costs per unit, which are affected by yield, product mix changes and purchase and transfer prices. In addition to market pulp and recycled fbre, they include purchases of external boards and parent rolls for the converting sector, and other raw materials such as plastics and woodchips. 2 The estimated impact of the exchange rate is based only on the Company’s export sales less purchases that are impacted by the exchange rate fuctuations, mainly the CAN$/US$ variation. It also includes the impact of the exchange rate on the Company’s working capital items and cash position. 3 Cost improvements and other items include the impact of variable costs based on production costs per unit, which are affected by downtimes, effciencies and product mix changes. It also includes all other costs, such as repair and maintenance, selling and administration, proft-sharing and change in operating income for operating units that are not in the manufacturing and converting sectors. Operating income of businesses acquired or disposed are also included. 4 Excluding specifc items.

14 CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS FINANCIAL RESULTS FOR THE 9-MONTH PERIODS Operating income ENDED SEPTEMBER 30, 2010 AND 2009 The Company’s operating income decreased to $135 million in 2010 Sales compared to $200 million in 2009, due to higher raw materials costs and the appreciation of the Canadian dollar against the U.S. dollar and the euro. These Sales increased by $43 million to $2.968 billion versus $2.925 billion in negative impacts were partly offset by higher shipments for all segments of 2009. Net average selling prices in U.S. dollars rose in all of our segments the Company, cost improvement, particularly labour, freight costs, selling but for our Tissue activities. However, this increase was more than offset by and administrative expenses and lower energy price. The operating income the 13% appreciation of the Canadian dollar against the U.S. dollar which had margin fell for the year to 4.5% compared to 6.8% in 2009. Excluding specifc a negative impact on our selling price in Canadian dollars. Also, shipments items, the operating income stood at $141 million in 2010, compared to were 10% higher compared to 2009 as our manufacturing and converting $193 million in 2009, a decline of $52 million, or 26.9%. units increased their volume by 13% and 6% respectively. The main variances in operating income in 2010 compared to 2009 are shown below: 3 (43) 500 9 46 (139) 450 69 400 162 (7) 355 350 300 (6) (159) 300 250 200 200 135 150 100 50 0 For note 1 to 4, see defnition on page 13. The operating income variance analysis by segment is shown in each business segment review (refer to pages 19 to 25).

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS 15 SPECIFIC ITEMS INCLUDED IN OPERATING INCOME The Company incurred some specifc items in 2010 and 2009 that adversely or positively affected its operating results. We believe that it is useful for readers to be aware of these items, as they provide a measure of performance with which to compare the Company’s results between periods, notwithstanding these specifc items. The reconciliation of the specifc items by business group is as follows: For the 3-month period ended September 30 2010 Specialty Corporate (in millions of Canadian dollars) Boxboard Containerboard Products Tissue Papers Activities Consolidated Operating income (loss) 3 35 13 14 (7) 58 Depreciation and amortization 15 18 8 11 1 53 Operating income (loss) before depreciation and amortization 18 53 21 25 (6) 111 Specifc items : Loss (gain) on disposal and others — (3) — - 1 (2) Impairment loss — 1 -— 1 Closure and restructuring costs 1 1 Unrealized loss (gain) on fnancial instruments 6 (1) — (1) — 4 7 (3) — (1) 1 4 Operating income (loss) before depreciation and amortization — excluding specifc items 25 50 21 24 (5) 115 Operating income (loss) — excluding specifc items 10 32 13 13 (6) 62 For the 3-month period ended September 30 2009 Specialty Corporate (in millions of Canadian dollars) Boxboard Containerboard Products Tissue Papers Activities Consolidated Operating income 3 26 13 29 5 76 Depreciation and amortization 19 16 8 9 1 53 Operating income before depreciation and amortization 22 42 21 38 6 129 Specifc items : Impairment loss — 1— 1 Closure and restructuring costs 4 1-— 5 Unrealized gain on fnancial instruments — (2) — - (6) (8) 4 (1) 1 — (6) (2) Operating income before depreciation and amortization — excluding specifc items 26 41 22 38 — 127 Operating income (loss) - excluding specifc items 7 25 14 29 (1) 74

16 CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS For the 9-month period ended September 30 2010 Specialty Corporate (in millions of Canadian dollars) Boxboard Containerboard Products Tissue Papers Activities Consolidated Operating income (loss) 26 68 33 36 (28) 135 Depreciation and amortization 44 54 26 31 4 159 Operating income (loss) before depreciation and amortization 70 122 59 67 (24) 294 Specifc items : Loss (gain) on disposal and others — (3) — - 1 (2) Impairment loss — 1 -— 1 Closure and restructuring costs 1 1 Unrealized loss (gain) on fnancial instruments 6 (3) — - 3 6 7 (5) — - 4 6 Operating income (loss) before depreciation and amortization — excluding specifc items 77 117 59 67 (20) 300 Operating income (loss) — excluding specifc items 33 63 33 36 (24) 141 For the 9-month period ended September 30 2009 Specialty Corporate (in millions of Canadian dollars) Boxboard Containerboard Products Tissue Papers Activities Consolidated Operating income (loss) 16 68 31 92 (7) 200 Depreciation and amortization 57 48 25 27 5 162 Operating income (loss) before depreciation and amortization 73 116 56 119 (2) 362 Specifc items : Loss (gain) on disposal and others 3 — (2) — - 1 Impairment loss — 3 1— 4 Closure and restructuring costs 6 4 — - — 10 Unrealized gain on fnancial instruments — (8) — - (14) (22) 9 (1) (1) — (14) (7) Operating income (loss) before depreciation and amortization — excluding specifc items 82 115 55 119 (16) 355 Operating income (loss) — excluding specifc items 25 67 30 92 (21) 193

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS 17 GAINS ON DISPOSAL AND OTHERS In 2010 and 2009, the Company recorded the following gains and losses: (in millions of Canadian dollars) Q3 2010 Q3 2009 2010 2009 Gains on disposal of property, plant and equipment (3) — (3) (2) Supplemental Executive Retirement Plan 1 — 1 — Pension plan — partial curtailment — - — 3 (2) — (2) 1 During the third quarter of 2010, the Company sold the building and land of its Québec City-based corrugated products plant closed in 2009 and recorded a gain of $3 million. As at September 1st, 2010, the Company established a supplemental executive retirement plan (“SERP”) in favor of its founding shareholders Bernard, Laurent and Alain Lemaire. The actuarial defcit of the plan is evaluated at $18 million as at September 30, 2010 and a charge of $1 million has been recorded in the third quarter of 2010. In the fourth quarter of 2010, a charge of $3 million will be recorded regarding this SERP. During the second quarter of 2009, the Company recorded a $3 million charge to settle a partial curtailment of one of its employee future beneft pension plans. The Company also recorded a gain of $2 million on disposal of assets in the Specialty Products Group for a mill in Europe closed in 2006. IMPAIRMENT CHARGES, CLOSURE AND RESTRUCTURING COSTS The following impairment charges, closure and restructuring costs were recorded in 2010 and 2009: Q3 2010 Q3 2009 2010 2009 Closure and Closure and Closure and Closure and Impairment restructuring Impairment restructuring Impairment restructuring Impairment restructuring (in millions of Canadian dollars) Charges costs Charges costs Charges costs Charges costs Boxboard — Dopaco (Bakersfeld) _—_— Boxboard - Corporate _—4_— Boxboard Group — 1 — - 1 — Containerboard — Converting 1- — 1 1-3 Specialty Products Group — 1- — 1 1 1 1 5 1 1 4 10 FOR THE 9 MONTHS ENDED SEPTEMBER 30, 2010 During the frst quarter, the Company also recorded a charge of $1 million During the third quarter, the Company recorded an impairment charge following the closure of its Toronto recycled boxboard mill in 2008. An of $1 million in the Containerboard converting sector. additional charge of $4 million was recorded during the third quarter. Also during the third quarter, the Company incurred restructuring charges ‘ In April 2009, the Company announced the closure of its Québec City-totalling $1 million in the Boxboard Group based corrugated products plant and recorded an impairment charge of $3 million on property, plant and equipment, and on inventories in FOR THE 9 MONTHS ENDED SEPTEMBER 30, 2009 the frst quarter. Following this announcement, the Company recorded • Following the closure of its Dopaco converting plant located in Bakersfeld, a severance charge of $3 million. California, in 2008, the Company recorded a charge of $1 million in the frst . In the second quarter, the Company incurred restructuring charges quarter to terminate the lease of the building used for the Bakersfeld operations. totalling $1 million in the Containerboard converting sector. • In the third quarter, the Company recorded an impairment charge of $1 million on some equipment in the Specialty Product sector.

18 CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS DERIVATIVE FINANCIAL INSTRUMENTS The following transactions that occurred in 2009 and 2010 should be During the third quarter of 2010, the Company recorded an unrealized loss taken into consideration when reviewing the overall or segmented analysis of $4 million (2009 — $8 million gain) on certain fnancial instruments that of the Company’s results: were not designated as hedging instruments (unrealized loss of $6 million CLOSURE, RESTRUCTURING AND DISPOSAL for the nine-month period (2009 — $22 million gain)). More specifcally, CONTAINERBOARD GROUP the 2010 loss for the nine-month period includes a $3 million loss 1) In 2008 and 2009, the Company carried out a general review of its (2009 — $15 million gain) on fnancial instruments of currency hedging labour cost structure, which led to approximately 600 layoffs in its as well as a gain of $3 million (2009 — gain of $8 million) on commodity converting facilities in Canada and the United States. fnancial instruments and a net loss of $1 million on other derivative fnancial instruments such as currency hedging in 2009. 2) At the beginning of the second quarter of 2009, the Company announced the closure of its Québec City-based corrugated products plant. This During the third quarter of 2010, the Company entered into a put and call closure took place gradually through November 2009. agreement with Industria E Innovazione (“Industria”) whereby Cascades has the option to buy 9.07% of the shares of Reno de Medici S.p.A (“RdM”) BUSINESS ACQUISITIONS (100% of the shares held by Industria) for €0.43 per share between st TISSUE GROUP March 1 , 2011 and December 31, 2012. Industria also has the option to 3) On March 10, 2010, the Company acquired the converting tissue require the Company to purchase its shares for €0.41 per share between business of Atlas Paper Bag Company Ltd., based in Ontario. January 1, 2013 and March 31, 2014. The Company currently holds 38.14% of the shares of RdM. Once the Company owns more than 4) On August 31, 2009, the Company acquired the tissue business assets 40.93% of the shares of RdM and the purchase option becomes enforceable, of Atlantic Packaging Products Ltd., based in Ontario. i.e. on March 1st, 2011, Cascades will fully consolidate the results SPECIALTY PRODUCTS GROUP and fnancial position of RdM. The Company recorded a net liability of $6 million in the third quarter of 2010. 5) In the third quarter of 2009, the Company acquired U.S.-based Yorkshire Paper Corporation as well as the Canadian recovery assets of Sonoco BUSINESS HIGHLIGHTS Recycling. In the fourth quarter of 2009, this group acquired the Over the past two years, the Company fnalized several transactions (closure uncoated partition board manufacturing assets of Les Emballages or sale of certain operating units and acquisitions) in order to optimize its GAB Ltée, located in Québec. asset base and streamline its cost structure.

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS 19 BUSINESS SEGMENT REVIEW See “Appendix — Information for the 9-month periods ended September 30, 2010 and 2009” for more details on the comparative cumulative results. PACKAGING — BOXBOARD Shipments1 Average selling price Average selling price Price reference Sales Operating income (loss) OIBD (in thousands (in Canadian (in U.S. dollars (in U.S. dollars (in millions of dollars) (in millions of dollars) (in millions of dollars) of short tons) dollars/unit) or euros/unit) or euros/unit) 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 Boxboard Manufacturing — North America 68 58 2 — 5 4 92 79 734 720 706 656 843 743 Manufacturing — Europe 113 112 (1) (2) 3 4 141 130 803 863 €598 €550 €798 €733 Converting 160 170 10 6 18 14 69 68 2,311 2,516 2,224 2,293 n/a n/a Others and eliminations (22) (19) (8) (1) (8) — (26) (26) 319 321 3 3 18 22 276 251 Specifc items 7 4 7 4 Excluding specifc items 10 7 25 26 1 Shipments do not take into account the elimination of business sector intercompany shipments. The main variances in operating income for the Boxboard Group are shown below: 60 6 2 (1) (4) 50 (20) 16 40 30 426 25 (7) 19 (15) 20 10 3 3 0 For note 1 to 4, see defnition on page 13.

20 CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS FOR THE 3-MONTH PERIOD ENDED SEPTEMBER 30, 2010 EUROPE Sales for manufacturing mills in Europe, including our share in RdM, Sales for the Boxboard Group decreased by $2 million to $319 million increased slightly to $113 million compared to $112 million in 2009. compared to $321 million in 2009. Selling prices in U.S. dollars and euros Combined to an increase in demand of 8%, the market environment was were higher for our manufacturing mills in 2010 while our quick-service even more favourable for our virgin board activities as we benefted from the restaurant packaging activities (“QSR”) experienced lower selling prices 12% reduction of capacity in the European market over the last few years. and negatively impacted the converting segment sales fgure. Also, volume Selling prices in Euros were higher compared to 2009 as announced price increased by 10% for the Group which positively contributed to revenues. increases were applied during the second quarter to cover raw material However, these positive impacts were partly offset by the appreciation of price increases. However, price increases were more than offset by the the Canadian dollar against both the U.S. dollar and the euro. appreciation of the Canadian dollar. Our European mills also took advantage Operating income remained stable at $3 million. Operating income was of a favourable sales mix compared with the same period last year. positively impacted by lower amortization expense due to the impairment Operating income was negatively impacted by the appreciation of the of our Fjordcell pulp mill during the fourth quarter of 2009 and by cost U.S. dollars against the euro during the third quarter which increased raw improvements, mainly labour, selling and administrative expenses, and material cost, mainly chemical pulp. On the other hand, a 2% increase in the operational effciencies following the restructuring of this Group’s North Company’s interest in the RdM group (38.14% interest as at September 30, American activities which started in 2008. These increases were offset by 2010) positively impacted its contribution to operating income. All these higher fbre costs and the appreciation of the Canadian dollar. factors led to a $1 million increase in operating income with a $1 million NORTH AMERICA loss in 2010 compared to a loss of $2 million in 2009. Sales for manufacturing mills increased to $68 million for the third quarter of FOR THE 9-MONTH PERIOD ENDED SEPTEMBER 30, 2010 2010 compared to $58 million for the same period in 2009. As the economic For the 9-month period ended September 30, 2010, sales fell by conditions improved, manufacturing mills saw their shipments increase by $45 million to $948 million compared to $993 million during the same 16% comp are d to t he same period las t y e ar. T his uptur n in de mand allowed period last year. The decline occurred mainly in the converting sector for the mills to reduce by 9,100 s.t. the market downtime which totalled 1,400 $57 million. The strength of the Canadian dollar negatively impacted s.t. for the quarter. On the other hand, the strength of the Canadian dollar revenues while shipments positively contributed. partially offset the favorable price and volume impact. Operating income increased to $26 million in 2010 compared to Sales for the converting segment decreased by $10 million and totalled $16 million in 2009. Higher raw materials costs in the manufacturing $160 million for the third quarter of 2010 compared to $170 million for sector, lower selling price in the QSR packaging business and the strength the same period in 2009. The decrease is due to lower selling prices for of the Canadian dollar all negatively impacted the operating income. Those the QSR activities where increased market competition pulled down selling unfavorable variances were partially offset by higher volume, lower energy prices compared to last year. Again, the appreciation of the Canadian dollar cost and other cost improvements. The amortization expense is $13 million negatively impacted sales. lower in 2010 due to the appreciation of the Canadian dollar, the full Operating income for manufacturing mills increased to $2 million in 2010 depreciation of some assets last year and the impairment of our Fjordcell compared to $- million in 2009. As stated earlier, better selling prices and pulp mill at the end of 2009. volume positively impacted the operating income. However, higher raw The Company incurred some specifc items in 2010 and 2009 that adversely materials costs resulted in an unfavourable variance of $7 million. or positively affected its operating results. Please refer to pages 15 to 18 Operating income for the converting segment, including our QSR business, for more details and reconciliation. increased to $10 million in 2010 compared to $6 million in 2009. While selling prices (except for the QSR activities), volumes and raw materials cos t s wer e r elati vely s t able, bot h variabl e and fxed cost s were down in the third quarter of 2010 compared to the same quarter in 2009.

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS 21 PACKAGING — CONTAINERBOARD Shipments1 Average selling price Sales Operating income (loss) OIBD (in thousands (in Canadian Average selling price Price reference (in millions of dollars) (in millions of dollars) (in millions of dollars) of short tons) dollars/unit) (in U.S. dollars/unit) (in U.S. dollars/unit) 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 Containerboard Manufacturing IBB 132 18 14 29 20 300 289 B18 457 499 417 640 537 Converting 227 222 18 15 24 22 1812 1772 1,2B32 1,2572 1,2062 1,1462 n/a n/a Others and eliminations (90) (82) (1) (3) — - (167) (166) 292 272 3B 26 B3 42 314 300 Specifc items (3) (1) (3) (1) Excluding specifc items 32 25 BO 41 Shipments do not take into account the elimination of business sector intercompany shipments. Equal to 2.950 million square feet (msf), CAN$77/msf, US$74/msf in 2010, and to 4.108msf, CAN$54/msf, US$49/msf in 2009. The main variances in operating income for the Containerboard Group are shown below: 80 2 1 (2) 7 (18) 70 19 60 3 (18) 50 50 16 (1) 41 40 35 For note 1 to 4, see defnition on page 13. FOR THE 3-MONTH PERIOD ENDED SEPTEMBER 30 2010 account the translation of the U.S. dollar into Canadian dollar, Canadian manufacturing units experienced a selling price increase of $51/s.t. The Containerboard group’s sales increased by $20 million, or 7%, to As for our mill in France, average selling prices rose by €120/s.t. which $292 million for the third quarter of 2010 compared to $272 million for the was partly offset by the appreciation of the Canadian dollar against the same quarter in 2009. Shipments increased in both the manufacturing and euro. Manufacturing shipments climbed by 4% as the economy continued converting sectors. Selling prices were also up in both sectors. However, to recover. The higher demand allowed the mills to run without taking for the Canadian entities, the selling price increase was partially offset by any market downtime in the third quarter of 2010 compared to 54 days the appreciation of the Canadian dollar. (16,900 s.t.) for the same period last year. In the North American manufacturing segment, selling price in U.S. dollars In the converting sector, excluding the appreciation of the Canadian dollar, increased by US$99/s.t. in 2010 compared to 2009. However, taking into both U.S. dollar- and Canadian dollar- denominated selling prices were up

1 22 CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS when compared to the same period last year. Shipments for this sector rose Group’s revenues. In the manufacturing sector, U.S. dollar-denominated by 2% in 2010 compared to 2009. U.S. and Canadian industry shipments selling prices were up by $43/s.t. while Canadian units saw their Canadian increased respectively by 2.6% and -% in the third quarter of 2010 compared dollar-denominated selling prices decrease by $33/s.t. The mill located in to the same period last year. France experienced an increase of €84/s.t. In the converting sector, selling price of Canadian plants decreased partly due to the appreciation of the Operating income increased by $9 million to $35 million for the third Canadian dollar while the US plants selling price in US dollar remained quarter of 2010 compared to $26 million for the same period last year. As stable. mentioned before, higher selling prices and shipments in both manufacturing and converting sectors had a favourable impact on operating income. On Operating income remained stable at $68 million. The favourable variance the other hand, the increase of raw material prices had a negative impact in shipments, lower variable and fxed costs and lower energy cost were of $18 million on operating income and the strength of the Canadian dollar completely offset by the negative variances on raw materials, lower overall also caused an unfavorable variance. selling prices and the appreciation of the Canadian dollar. FOR THE 9-MONTH PERIOD ENDED SEPTEMBER 30, 2010 The Company incurred some specifc items in 2010 and 2009 that adversely The Containerboard Group’s sales increased by $8 million to $818 million or positively affected its operating results. Please refer to pages 15 to 18 compared to $810 million for the same period in 2009. Shipments increases for more details and reconciliation. in both manufacturing and converting sectors positively contributed to the PACKAGING — SPECIALTY PRODUCTS Shipments1 Average selling price2 Sales Operating income (loss) OIBD (in thousands (in Canadian Average selling price2 Price reference2 (in millions of dollars) (in millions of dollars) (in millions of dollars) of short tons) dollars/unit) (in U.S. dollars/unit) (in U.S. dollars/unit) 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 Specialty products Industrial packaging 51 45 5 4 7 5 61 59 Consumer packaging 20 21 2 2 2 3 Specialty papers 74 78 2 5 5 10 61 64 Recovery and recycling 77 53 4 2 7 3 Others and eliminations (2) (2) — - — - (5) (4) 220 195 13 13 21 21 117 119 932 909 897 829 872 772 Specifc items — 1 — 1 Excluding specifc items 13 14 21 22 Shipments do not take into account the elimination of business sector intercompany shipments. Average selling prices are for paper manufacturing mills only.

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS 23 The main variances in operating income for the Specialty Products Group are shown below: 40 13 0 (1) (2) (2) (9) 30 1 22 8 210(8) 20 13 13 10 0 For note 1 to 4, see defnition on page 13. FOR THE 3-MONTH PERIOD ENDED SEPTEMBER 30, 2010 FOR THE 9-MONTH PERIOD ENDED SEPTEMBER 30, 2010 Sales for the Specialty Products Group increased by 13% to $220 million in Sales for the Specialty Products Group increased by 15% to $655 million 2010 compared to $195 million in 2009. Most of the increase is attributable compared to $569 million for the same period in 2009. This increase is to our Recovery and Recycling sector which benefted from higher waste mainly attributable to our Recovery and Recycling activities, for which sales paper selling prices in 2010. Sales for our Industrial Packaging sector also increased by $91 million, as both volume and selling price of waste paper rose compared to 2009, as both our paper mill packaging and honeycomb increased. Regarding our Industrial Packaging sector, higher volumes and ac t ivit ies beneft ed f rom increas ed demand as well as a favour abl e pr odu c t average selling prices combined with an acquisition in the honeycomb mix. As for our Specialty Papers sector, lower demand resulted in slightly sector in the last quarter of 2009 resulted in increased sales. Sales from lower sales. our Consumer Product Packaging sector decreased as our plastic activities were impacted by lower demand and competitive market conditions. Finally, Operating income remained stable at $13 million. The Group benefted lower demand and an unfavourable exchange rate explained the sales from higher selling prices which more than offset the negative impact of decrease in our Specialty Papers sector. higher raw material costs, unfavourable exchange rate as well as lower demand for some sectors. For the 9-month period ended September 30, 2010, operating income rose by $2 million to $33 million, compared to $31 million for the same period On a sector basis, contribution of our Industrial Packaging sector improved in 2009. Most of the increase came from our Recovery activities as they as a result of higher demand combined with a better margin. As for our benefted from both higher volume and favourable market prices. Proftability Specialty Papers sector, contribution decreased as our Fine Papers activities in our Industrial Packaging sector increased as it benefted mainly from faced higher raw material prices during the quarter, mainly from virgin pulp. higher volume and favourable product mix in its paper mill packaging and Higher market prices resulted in an improved contribution from our Recovery honeycomb activities. Finally, proftability in both our Specialty Papers and Recycling activities. and Consumer Product Packaging sectors decreased compared to 2009, impacted by a competitive environment, the appreciation of the Canadian dollar and higher raw material cost in 2010. The Company incurred some specifc items in 2010 and 2009 that adversely or positively affected its operating results. Please refer to pages 15 to 18 for more details and reconciliation.

24 CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS TISSUE PAPERS Shipments1 Average selling price Sales Operating income (loss) OIBD (in thousands (in Canadian Average selling price Price reference (in millions of dollars) (in millions of dollars) (in millions of dollars) of short tons) dollars/unit) (in U.S. dollars/unit) (in U.S. dollars/unit) 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 Tissue Papers Manufacturing and converting 227 210 14 29 25 38 132 120 1,679 1,704 1,616 1,553 1,615 1,605 Specifc items (1) — (1) Excluding specifc items 13 29 24 38 1 Shipments do not take into account the elimination of business sector intercompany shipments. The main variances in operating income from continuing operations for the Tissue Group are shown below: 60 5 (1) (1) (2) 50 6 — (21) 9 0 38 40 29 24 1 (11) For note 1 to 4, see defnition on page 13. FOR THE 3-MONTH PERIOD ENDED SEPTEMBER 30 2010 and higher energy costs also contributed to the decrease. These elements were partly offset by the increase in sales volume and price increases of Tissue Group sales increased by 8% to $227 million in 2010 compared US$86/s.t. for its parent rolls sold on the external market. Following the to $210 million in 2009 while shipments increased by 10% mainly due to rebuild of a paper machine during the third quarter of 2010 at our Candiac the acquisition of Atlantic Packaging in August 2009, which contributed plant, production was halted during 4 weeks representing approximately to the increase in shipments for 6,600 short tons, or 6%, and an increase 3,000 short tons which negatively impacted the Group operating income. in external sales of 6% or $13 million. Shipments for the retail market increased by 5% while volume for the commercial and industrial market FOR THE 9-MONTH PERIOD ENDED SEPTEMBER 30, 2010 remained stable. The appreciation of the Canadian dollar against the U.S. For the 9-month period ended September 30, 2010, Tissue Group sales dollar compared to the same period in 2009 negatively impacted sales. increased by 3% to $645 million compared to $628 million the same pe iod The proportion of parent rolls against total shipments decreased by 2% in 2009 Shipments increased by 14% mainly due to the Atlantic Packaging which positively affected the Group’s selling price mix as selling prices for acquisition which contributed to the increase in shipments for 26600 short parent ros are ower t an or converting pro ucts. tons or 8% and external sales of $49 million or 8%. Shipments for the retail The Tissue Group’s operating income stood at $14 million in 2010 compared market increased by 8% while volume for the commercial and industrial to $29 million in 2009. The decline in operating income is mainly due to a market remained stable. The appreciation of the Canadian dollar against signifcant rise in raw materials costs. The appreciation of the Canadian dollar the U.S. dollar compared to the same period in 2009 negatively impacted

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS 25 sales. In addition, the proportion of parent rolls against total shipments to a decrease in fnancing expenses which, however, was more than offset rose by 1% which negatively affected the Group’s selling price mix as selling by the higher interest rate following the refnancing of our US$-denominated prices for parent rolls are lower than for converting products. debt in 2009. Tissue Group’s operating income stood at $36 million compared to LOSS ON REFINANCING OF LONG-TERM DEBT $92 million for the same period in 2009. The decline is attributable to the During the frst nine months of 2010, the Company purchased, for a total increase in raw materials costs as well as the appreciation of the Canadian consideration of US$162 million ($168 million), including a premium dollar. These negative variances were partly offset by higher shipments. of US$3 million ($3 million), a total US$107 million ($111 million) aggregate principal amount of 7.25% unsecured senior notes and US$52 million The Company incurred some specifc items in 2010 and 2009 that adversely ($54 million) aggregate principal amount of 6.75% unsecured senior notes or positively affected its operating results. Please refer to pages 15 to 18 due in 2013. The Company recorded a $3 million loss resulting from this for more details and reconciliation. transaction. CORPORATE ACTIVITIES GAIN ON PURCHASES OF SENIOR NOTES Operating income for the frst nine months of 2010 includes a loss of During the frst quarter of 2009, the Company purchased senior notes that $2 million resulting from a fre in one of our Specialty Product Group’s unit were trading at a discount. The difference between the nominal value and in the United States during the frst quarter, a foreign exchange loss of the amount paid resulted in a gain of $14 million. $6 million following the appreciation of the Canadian dollar ($1 million loss for the third quarter), an unrealized loss of $3 million on fnancial FOREIGN EXCHANGE LOSS (GAIN) ON LONG-TERM DEBT instruments ($- for the third quarter) and a charge of $1 million following AND FINANCIAL INSTRUMENTS the establishment of a supplemental executive retirement plan (“SERP”) in In 2010, the Company recorded a gain of $1 million on its US$-denominated favor of the Company’s founding shareholders. debt. The gain includes a gain of $5 million on our US$-denominated long-term debt net of investment hedge. In 2009, since its US$-denominated For the same period in 2009, operating income included a charge of debts were hedged the Company did not record any foreign exchange gain $2 million following a fre at an external warehouse that led to the loss of raw or loss on these debts. It also includes a loss of $8 million resulting from material for fne paper and tissue paper fnished products. It also included the recognition of charges previously recorded under “Accumulated Other a foreign exchange loss of $5 million (loss of $2 million in the third quarter) Comprehensive Income” upon the termination of the hedge accounting of and an unrealized gain of $14 million on fnancial instruments (gain of foreign exchange contract ($8 million loss in 2009) following the refnancing $6 million in the second quarter). Finally, the Company’s Engineering Division of the Company’s US$-denominated debt in 2009. Finally, the Company completed a construction project for a third party in western Canada in 2008 recorded a gain of $4 million on its 2013 foreign exchange forward contracts. and received the fnal cash settlement during the third quarter of 2009 which resulted in a positive impact of $4 million on operating income. PROVISION FOR INCOME TAXES OTHER ITEMS ANALYSIS In 2010, including the impact of specifc items, the Company rec orded an income tax provision of $12 million for an effective rate of 23.5%. This charge DEPRECIATION AND AMORTIZATION is net of a $2 million revenue related to an income tax adjustment of our Depreciation and amortization decreased to $159 million in 2010 ($53 million general provision relating to accumulated net operating losses and state tax for the third quarter), compared to $162 million in 2009 ($53 million for credits from our US entities and a $3 million revenue from the adjustment of the third quarter). The appreciation of the Canadian dollar against both the our 2009 income tax provision. The provision also includes taxes on the foreign U.S. dollar and the euro pulled the depreciation and amortization expense exchange gain on our long-term debt which is taxed at the capital gain rate. in 2010 compared to 2009. The impairment charge of our Fjordcell pulp Excluding these items, the effective rate would approximately be 30%. mill at the end of 2009 also pulled down the depreciation and amortization expense while the acquisition of Atlantic Packaging Products Ltd. and capital The effective tax rate and current income taxes are affected by the results investments completed in the last twelve months push it up. of certain subsidiaries and joint ventures located in countries — notably Europe and the United States — where the income tax rate is higher than FINANCING EXPENSE in Canada. The normal effective tax rate is expected to be in the range of The fnancing expense rose to $82 million in 2010 ($27 million for the 29% to 35%. third quarter) compared to $77 million in 2009 ($25 million for the third quarter). The appreciation of the Canadian dollar against the U.S. dollar led

26 CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS SHARE OF RESULTS OF SIGNIFICANTLY INFLUENCED of $7 million ($1 million for the third quarter) and higher-than-usual pension COMPANIES AND DILUTION GAIN plan liability payment in the amount of $4 million. The share of results of signifcantly infuenced companies is mainly represented This cash fow measure is signifcant, since it positions the Company to pursue by our 35% interest in Boralex Inc., a Canadian public company that is a major its capital expenditures program and reduce its indebtedness. private electricity producer whose core business is the development and operation of power stations that generate renewable energy, with operations INVESTING ACTIVITIES in the northeastern United States, Canada and France. Investment activities in 2010 required total cash resources of $111 million, mainly for business acquisitions ($3 million), capital expenditure projects Our share of the third quarter results includes our share of $8 million of a ($81 million), and other assets investments ($27 million). gain realized by Boralex following its acquisition of Boralex Power Income Fund. It also includes our share of $1 million of a gain realized by another New capital expenditures projects incurred during the period amounted equity investment. to $94 million. The largest capital projects in 2010 were: NET EARNINGS Boxboard ($21 million) As a result of the foregoing factors, the Company posted, in the third quarter No signifcant project over $1 million. of 2010, net earnings of $30 million, or $0.31 per share, compared to net $8 million in our QSR activities for equipment upgrades. earnings of $34 million, or $0.35 per share in 2009. After excluding certain $9 million in European plants, including our share of RdM. specifc items the Company realized net earnings of $28 million, or $0.29 per Containerboard ($22 million) share compared to $35 million, or $0.36 per share in 2009 (see “Supplemental $8 million for the completion of the investment in the bark boiler at the Information on Non-GAAP Measures” for reconciliation of these amounts). For the frst nine months of 2010, the Company posted net earnings of $1 million for the renewal of dryer equipment at our Kingsey Falls mill. $51 million, or $0.53 per share, compared to net earnings of $101 million, or $1 million for new IT equipment. $1.03 per share in 2009. After excluding certain specifc items the Company $2 million for a corrugator dry-end at a plant in Ontario. realized net earnings of $49 million, or $0.51 per share compared to net Specialty Products ($13 million) earnings of $84 million, or $0.86 per share in 2009 (see “Supplemental . $2 million for moulded pulp production equipment at our Kingsey Falls Information on Non-GAAP Measures” for reconciliation of these amounts). • $2 million for the new pulping equipment sourced from recycled fbre at the East Angus mill. Total project cost is estimated at $10 million. CASH FLOWS FROM OPERATING ACTIVITIES Operating activities generated $129 million in liquidity in 2010 ($73 million for Tissue ($23 million) the third quarter), compared to $266 million in 2009 ($117 million for the third $17 million for an upgrade of the Candiac tissue paper machine. quarter). Changes in non-cash working capital components required $62 million Corporate activities ($14 million) in funds for the frst nine months (cash outfow of $9 million for the third quarter), $4 million for investment to reduce energy consumption. compared to cash infow of $23 million in 2009 (cash infow of $23 million for $4 million for new IT equipment the third quarter). Price increases implemented in the second and third quarter of 2010 and higher shipments contributed to higher working capital requirement. The Company also disposed of some property, plant, and equipment amounting to $7 million, mainly resulting from the disposal in third quarter of a building Cash fow from operating activities, excluding the change in non-cash working in Qu ébec City for a consideration of $4 million. capital components, stood at $191 million for 2010 ($82 million for the third quarter), compared to $243 million in 2009 ($94 million for the third quarter). Other assets ($27 million) In 2010, cash fow from operating activities was negatively affected by the • $5 million for the conversion of our information technology system and $3 million premium paid on the repurchase of a portion of our senior notes other software development of which $3 million is dedicated to the maturing in 2013 following the refnancing of our long-term debt last year modernisation of our fnancial information systems. In the context of the and by closure and restructuring charges of $1 million. In 2009, cash fow proposed implementation of an Enterprise Resource Planning (ERP) system, from operating activities, excluding the change in non-cash working capital the Company put in place a dedicated project team with the appropriate components, was negatively affected by closure and restructuring charges skills and knowledge and retained the services of consultants to provide

1 CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS 27 expertise and training. Supported by senior management and key personnel, writing to eliminate substantially all of the restrictive covenants contained in the Company undertook a detailed analysis of its requirements, developed the Indentures and to eliminate certain of the events of default contained in an implementation plan and in November of this year successfully launched the Indentures. a pilot project in one of its plants. The fnal decision to proceed with the During the frst quarter of 2009, the Company benefted from its positive cash project will be taken at the beginning of next year and additional information fow, purchasing unsecured senior notes with a nominal value of US$26 million will be provided in the Company’s next Annual Report. for a consideration of US$15 million resulting in a gain of $14 million. During the • $17 million for a project in development in partnership with third parties same quarter, a 73%-owned subsidiary of the Company (Metro Waste) completed in our Containerboard manufacturing segment. long-term fnancing for its activities and repaid the temporary loan that had been • $5 million investment to increase our share position in RdM and Boralex. provided in 2008. During the second quarter of 2009, the Company provided a Business acquisitions ($3 million) limited guarantee for this fnancing up to a maximum of $10 million. • On March 10, 2010, the Company acquired the converting tissue business The Company also redeemed 633,181 of its common shares on the open of Atlas Paper Bag Company Limited, based in Ontario, for total cash market, pursuant to a normal-course issuer bid, for an amount of $4 million. consideration of $3 million. Including the $12 million in dividends paid out during the period, and the FINANCING ACT IVIT IES increase in our credit facilities of $175 million, fnancing activities required During the frst nine months of 2010, the Company purchased, for a total $14 illi i li idit consideration of US$162 million ($168 million), including a premium of US$3 million ($3 million), a total US$107 million ($111 million) aggregate SETTLEMENT OF FORWARD EXCHANGE CONTRACTS principal amount of 7.25% unsecured senior notes and US$52 million During the second quarter of 2009, the Company terminated foreign exchange ($54 million) aggregate principal amount of 6.75% unsecured senior notes contracts prior to maturity for net cash proceeds of $8 million. Since these due in 2013. An approximate US$9 million ($9 million) aggregate principal contracts had been designated as cash fow hedges for the Company’s amount of 7.25% unsecured senior notes and an approximate US$9 million US$-denominated debt, their fair value decrease was recorded under ($9 million) aggregate principal amount of 6.75% unsecured senior notes “Accumulated Other Comprehensive Income”. remain outstanding. LIQUIDITY FROM DISCONTINUED OPERATIONS The Company also concluded, in the frst quarter of 2010, an agreement with During the frst quarter of 2010, the Company paid $2 million (2009 — the majority of the remaining holders of the 7.25% and 6.75% unsecured $3 million) in relation to a 2006 legal settlement in the fne paper distribution senior notes outstanding, pursuant to which such holders have consented in activities that were disposed of in 2006. CONSOLIDATED FINANCIAL POSITION AS AT SEPTEMBER 30, 2010 AND DECEMBER 31, 2009 The Company’s fnancial position and ratios are as follows: (in millions of Canadian dollars, unless otherwise noted) 2010 2009 Working capital1 601 552% of sales2 15.3% 14.2% Bank loan and advances 79 83 Current portion of long-term debt 11 10 Long-term debt 1,447 1,459 Total debt 1,537 1,552 Shareholders’ equity 1,307 1,304 Total equity and debt 2,844 2,856 Ratio of debt/tota l equity and debt 54.0% 54.3% Shareholders’ equity per share (in dollars) $13.52 $13.41 Working capital includes accounts receivable plus inventories less accounts payable. It excludes the unpaid provision for closure and restructuring costs in the amount of $11 million as at September 30, 2010 ($13 million in 2009). It also excludes the current portion of derivative fnancial instrument assets in the amount of $- million as at September 30, 2010 ($9 million in 2009), $2 million of other liabilities in 2010 ($2 million in 2009), the net income taxes receivable in the amount of $9 million ($12 million in 2009) and the current portion of net future tax asset in the amount of $2 million as at September 30, 2010 ($- million in 2009). % of sales = LTM Working Capital/LTM Sales.

28 CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS Liquidity available via the Company’s credit facilities, along with the expected sales (excluding depreciation and amortization)” in the fnancial statements. cash fow generated by its operating activities, will provide suffcient funds The receivables for which the Company retained interest are included in to meet its fnancial obligations and fulfll its capital expenditure program. “Accounts receivable” in its fnancial statements and will be collected only Capital expenditures for 2010 are estimated to be approximately $150 million when the fnancial institution has recovered its part of the receivables for the year. This amount is subject to change depending on the Company’s bought. The Company retains responsibility for servicing the receivables operating results and on general economic conditions. As at September 30, sold, but does not record any servicing of assets or liabilities. 2010, the Company had $404 million (net of letters of credit in the amount As at September 30, 2010, the off-balance-sheet impact of the factoring of of $18 million) available through its $850 million credit facility. The Company receivables amounted to $14 million (€10 million). The Company expects has no signifcant debt maturities before December 2011. to continue to sell receivables on an ongoing basis, given the attractive NEAR-TERM OUTLOOK costs. Were it decide to discontinue this contract, its working capital and bank debt requirements would increase. Looking ahead to the fourth quarter, despite selling price infation in some of our sectors, we expect a sequential decrease in proftability as a result CRITICAL ACCOUNTING ESTIMATES of lower volumes due to normal seasonality and planned maintenance Some of the Company’s accounting policies require signifcant estimates downtimes. In addition, recycled fbre costs and the Canadian dollar have and assumptions about future events that affect the amounts reported recently begun to trend up and might remain higher than in the previous in the fnancial statements and the accompanying notes. Future events quarter until the end of the year. and their effects cannot be determined with absolute certainty. Therefore, CAPITAL STOCK INFORMATION the determination of estimates requires the exercise of management’s judgment. Actual results could differ from those estimates, and any such As at September 30, 2010, issued and outstanding capital stock consisted differences may be material to the Company’s fnancial statements. As of of 96,611,421 common shares (97,208,533 as at December 31, 2009), November 11, 2010, no new item has occurred since December 31, 2009. and 5,306,208 stock options were issued and outstanding (4,603,595 as Therefore, it is the opinion of the Company that the position taken in regard at December 31, 2009). In 2010, 36,069 options were exercised and none to the estimates, which are outlined in the Annual Report (refer to page were forfeited. As well, the Company issued 738,682 stock options at an 51), remains unchanged. exercise price of $6.43 during the year. As at November 11, 2010, issued and outstanding capital stock consisted ADOPTION OF NEW ACCOUNTING of 96,606,421 common shares and 5,287,178 stock options. STANDARDS IN 2010 BUSINESS COMBINATIONS OFF-BALANCE-SHEET ARRANGEMENTS Business Combinations — On January 1, 2010, the Company adopted Factoring of accounts receivable the Canadian Institute of Chartered Accountants (“CICA”) Section 1582, The Company sells its accounts receivable (“receivables”) from clients “Business Combinations”, which replaces the former Section 1581, “Business of one of its European subsidiaries through a factoring contract with a Combinations”. The new standard requires that the acquiring entity in a fnancial i nstitution. The Company uses factoring of receivables as a source business combination recognize most of the assets acquired and liabilities of fnancing by reducing its working capital requirements. This factoring assumed in the transaction at fair value, including contingent assets and consists of the sale of a part of its receivables to this fnancial institution. The liabilities, and recognize and measure the goodwill acquired in the business contract normally allows the daily sale of new receivables to replace those combination or a gain from a bargain purchase. Acquisition-related costs that have been collected. The contract also limits the receivables that can are also to be expensed. The adoption of Section 1582 did not materially be sold. When the receivables are sold, the Company removes them from impact fnancial statements but it does affect the accounting for acquisitions the balance sheet, recognizes the amount received as the consideration for after the effective date. the transfer and records a loss on factoring, which is included in “Cost of

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS 29 CONSOLIDATED FINANCIAL STATEMENTS 2011 including comparative fgures and the opening balance sheet as at AND NON-CONTROLLING INTERESTS January 1, 2010. Beginning in the frst quarter of 2011, the Company will On January 1, 2010, the Company adopted CICA Section 1601, “Consolidated provide unaudited consolidated fnancial information in accordance with Financial Statements”, and Section 1602 “Non-controlling Interests”. These IFRS, also including the opening balance sheet as at the transition date and two sections replace Section 1600, “Consolidated Financial Statements”. comparative fgures for 2010. Section 1601 carries forward guidance from Section 1600 with the exception At this time, the Company has almost completed the second phase of its of non-controlling interests which are addressed in a separate section. transition program (Impact analysis) and has started implementing IFRS Section 1602 requires that the Company report non-controlling interests changes in accordance with the fnal phase of its IFRS conversion project. A within equity separately from the parent owners’ equity, and transactions draft opening balance sheet was presented to Senior Management and Board between an entity and non-controlling interests as equity transactions. of Directors early in the third quarter. The adjustments made to the opening As a result of this adoption, the Company reclassifed non-controlling balance sheet are currently under review by our external auditors. As well, the interests in the amount of $21 million from Other Liabilities to Equity. Company is in the process of reorganizing its fnancial data collection process Additionally, net earnings are to be reported with separate disclosure of in order to compile comparative fnancial statements compliant with IFRS. the amounts attributable to the parent and to the non-controlling interest Accounting policy guidelines and internal controls over fnancial reporting are in the consolidated statement of earnings. currently under review by the Company. ACCOUNTING CHANGES The following, which is not an exhaustive list of all signifcant impacts that On January 1, 2010, the Company adopted the amendment of CICA Section could occur during the conversion process, describes the major differences 1506, “Accounting changes”, to exclude from the scope this Section identifed regarding the Company’s accounting policies and the signifcant changes in accounting policies upon the complete replacement of an entity’s optional exemptions available under IFRS 1- First time Adoption of IFRS primary basis of accounting. The Company concludes that adoption of this that we are applying in preparing our opening balance sheet under IFRS. As amendment did not impact the fnancial statements. mentioned, all adjustments related to these elements are currently under NEW ACCOUNTING STANDARDS review by our external auditors. NOT YET ADOPTED JOINT VENTURES The interests in joint ventures may be accounted for using the proportionate FINANCIAL INSTRUMENTS—RECOGNITION consolidation method or the equity method. The equity method is a method AND MEASUREMENT whereby an interest in a jointly controlled entity is initially recorded at cost In June 2009, CICA amended Section 3855 “Financial instrument-recognition and adjusted thereafter for post-acquisition changes in the venturer’s share and measurement” to clarify application of the effective interest rate method of net assets. The Company is contemplating reporting its interests in joint after a debt instrument has been impaired. The amendment also clarifes when ventures using the equity method. an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment is effective January 1, 2011, at IMPAIRMENT which ti me Canadian public companies will have adopted IFRS. At this point, For the purpose of assessing impairment, assets are grouped at the lowest the Company does not intend to early adopt this amendment. The Company is levels for which there are separately identifable cash fows (cash-generating currently evaluating the impact of the adoption of this amendment. units “CGU”). Impairments are recorded when the recoverable amounts of assets are less than their carrying amounts. This is accomplished mainly by INTERNATIONAL FINANCIAL REPORTING STANDARDS determining whether projected discounted future cash fows exceed the net In February 2008, the Accounting Standards Board (“AcSB”) confrmed that book value of the respective CGU to which the asset tested is attributed. The the use of International Financial Reporting Standards (“IFRS”) will replace recoverable amount is the higher of an asset’s fair value less cost to sell or Canadian GAAP in 2011 for publicly accountable proft-oriented enterprises. its value in use. Impairment losses, other than those relating to goodwill, are The transition from current Canadian GAAP to IFRS will be applicable to the evaluated for potential reversals when events or changes in circumstances Company for the fscal year beginning on January 1, 2011. The Company’s warrant such consideration. frst IFRS fnancial statements will be for the year ending December 31,

30 CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS EMPLOYEE BENEFITS PRESENTATION AND DISCLOSURE Actuarial Gains and Losses The conversion to IFRS will impact the way the Company discloses its fnancial The Company elected to recognize all actuarial gains and losses immediately results. The frst fnancial statements prepared using IFRS will require the in a separate statement of comprehensive income without recycling to the inclusion of numerous notes disclosing extensive transitional information income statement in subsequent periods. As a result, actuarial gains and and full disclosure of all new IFRS accounting policies. The Company has losses are not amortized to the income statement but rather are recorded prepared a preliminary IFRS fnancial statement format in accordance with directly to comprehensive income at the end of each period. IAS 1, Presentation of Financial Statements. Past service costs IFRS 1 Exemption options Past service costs arising from plan amendments are amortized on a straight- 1. Business combinations — The Company elected not to retrospectively apply line basis over the average period until the benefts become vested. To the extent IFRS 3R to business combinations that occurred prior to the transition. that the amended benefts are already vested, past service costs are recognized 2. Employee benefts — The Company elected to recognize all cumulative immediately. The balance of unamortized past service cost at transition date actuarial gains and losses that existed at the transition date in opening will need to be reversed against opening retained earnings. retained earnings for all of its employee beneft plans. Accrued Beneft Asset 3. Currency translation differences — The Company elected to reset all When a de fned be neft plan g ives r ise to an accr ued bene f t as se t , a valuation cumulative translation gains and losses to zero in opening retained earnings allowance is recognized for any excess of the accrued beneft asset over the at the transition date. expected future beneft. IFRS limits the recognition of the net beneft asset under certain circumstances to the amount that is recoverable. Since the Company 4. Fair value or deemed cost — The Company elected to record property, plant has elected to recognize all actuarial gains and losses in other comprehensive and equipment at cost at the transition date. income, changes in valuation allowance are recognized in other comprehensive 5. Asset retirement obligations — The Company elected to prospectively apply income in the period in which the change occurs. the requirements of IFRIC 1 regarding the measurement of the liability and FACTORING the related depreciation effects at the transition date. The derecognition model for a fnancial asset is based on control, or more The Company’s IFRS conversion project is progressing according to schedule. As specifcally, on the surrender of control. According to the provisions of IAS 39, the project advances, the Company could alter its intentions and the milestones Financial instruments — recognition and measurement a set of criteria based communicated at the time of reporting as a result of changes to international mainly on the transfer of risks and rewards, as well as on the control of the standards currently in development, or in light of new information or other fnancial asset, must be evaluated. The Company sells its accounts receivable external factors that could arise between now and when the changeover is (“receivable”) from clients of one of its European subsidiaries through a factoring completed. Additional information on the IFRS project is available in the Annual contract with a fnancial institution. Even though these factoring transactions Report for the year ended December 31, 2009, pages 53 to 55. are recognized as transfers of receivables under GAAP, they do not meet derecognition requirements under IFRS. PRO VISIONS AND CONTINGENT LIABILITIES IFRS requires a provision to be discounted using a pre-tax discount rate that refects current market assessments of the time value of money and the risks specifc to the liability. Risk adjustments should be made to the discount rate if such risks are not inherent in the estimated cash outfows.

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS RESULTS ANALYSIS 31 INTERNAL CONTROLS SUPPLEMENTAL INFORMATION ON AND PROCEDURES NON-GAAP MEASURES The President and Chief Executive Offcer and the Vice-President and Chief None of the following items is a measure of performance under Canadian Financial Offcer have designed disclosure controls and procedures (“DC&P”) GAAP: operating income before depreciation and amortization (OIBD), to provide reasonable assurance that material information relating to the operating income and cash fow from operations. The Company includes Company is made known to them, and have designed internal controls OIBD, operating income and cash fow from operations because these over fnancial reporting (“ICFR”) to provide reasonable assurance regarding elements are measures used by management to assess the operating and the reliability of the Company’s fnancial reporting and the preparation of fnancial performance of the Company’s operating segments. Moreover, the fnancial statements in accordance with GAAP. Company believes that these items provide additional measures often used by investors to assess a company’s operating performance and its ability to They deem the design of DC&P and of ICFR to be adequate, as at meet debt service requirements. However, these measures do not represent, September 30, 2010. and should not be used as, a substitute for net earnings or cash fows from The President and Chief Executive Offcer and the Vice-President and operating activities as determined in accordance with Canadian GAAP, nor Chief Financial Offcer have also evaluated whether or not there were any are they necessarily an indication of whether or not cash fow will be suffcient changes to the Company’s ICFR during the three month period ended to fund our cash requirements. In addition, our defnition of OIBD, operating September 30, 2010 that have materially affected, or are reasonably likely income and cash fow from operations (adjusted) may differ from those of to materially affect, its ICFR. No such changes were identifed through other companies. “Cash fow from operations (adjusted)” is defned as cash their evaluation. fow from operating activities, as determined in accordance with Canadian GAAP and excluding the change in working capital components. RISK MANAGEMENT Operating income before depreciation and amortization excluding specifc As part of its ongoing business operations, the Company is exposed to certain items, operating income excluding specifc items, net earnings excluding market risks, including risks ensuing from changes in selling prices for its specifc items, net earnings per common share excluding specifc items and principal products, costs of raw materials, interest rates and foreign currency cash fow from operations (adjusted) excluding specifc items are non-GAAP exchange rates, all of which impact on the Company’s fnancial position, measures. The Company believes that it is useful for investors to be aware operating results and cash fows. The Company manages its exposure to these of specifc items that adversely or positively affected its GAAP measures, and other market risks through regular operating and fnancing activities, and that the above-mentioned non-GAAP measures provide investors with and, on a limited basis, through the use of derivative fnancial instruments. a measure of performance that can be used to compare its results between We use these derivative fnancial instruments as risk management tools, not periods without regard to these specifc items. The Company’s measures for speculative investment purposes. excluding specifc items have no standardized meaning prescribed by GAAP, Page 55 and 61 of our Annual Report for the year ended December 31, 2009 nor are they necessarily comparable to similar measures presented by other contain a discussion of the key areas of the C ompany’s business risks and companies, and therefore should not be considered in isolation. uncertainties, and its mitigating strategies. This information on business risks Specifc items include charges for impairment of assets, charges for facility or and enterprise risk management remains substantially unchanged. Refer to machine closures, debt restructuring charges, gain or loss on sale of business our Annual Report for more details. units, unrealized gain or loss on fnancial instruments that do not qualify for hedge accounting, foreign exchange gain or loss on long-term debt and other signifcant items of an unusual or a non-recurring nature.

32 CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS ADDITIONNAL DISCLOSURE Net earnings, a performance measure defned by Canadian GAAP, is reconciled below with operating income, operating income excluding specifc items and operating income before depreciation and amortization excluding specifc items: For the 3-month periods For the 9-month periods ended September 30 ended September 30 (in millions of Canadian dollars) 2010 2009 2010 2009 Net earnings 30 34 51 101 Non-controlling interest — - 1 (1) Share of results of signifcantly infuenced companies (11) (3) (13) (10) Provision for income taxes 8 17 12 39 Foreign exchange loss (gain) on long-term debt and fnancial instruments 4 3 (1) 8 Gain on purchases of senior notes — (14) Loss on long-term debt refnancing - - 3 — Financing expense 27 25 82 77 Operating income 58 76 135 200 Specifc items: Loss (gain) on disposal and others (2) — (2) 1 Impairment loss 1 1 1 4 Closure and restructuring costs 1 5 1 10 Unrealized loss (gain) on fnancial instruments 4 (8) 6 (22) 4 (2) 6 (7) Operating income-excluding specifc items 62 74 141 193 Depreciation and amortization 53 53 159 162 Operating income before depreciation and amortization-excluding specifc items 5 127 300 355 The following table reconciles net earnings and net earnings per share with net earnings excluding specifc items and net earnings per share excluding specifc items: Net earnings (loss) Net earnings (loss) per share1 For the 3-month periods For the 9-month periods For the 3-month periods For the 9-month periods ended September 30 ended September 30 ended September 30 ended September 30 (in millions of Canadian dollars, except amount per share) 2010 2009 2010 2009 2010 2009 2010 2009 As per GAAP 30 34 51 101 $0.31 $0.35 $0.53 $1.03 Specifc items : Loss (gain) on disposal and others (2) — (2) 1 $(0.01) $- $(0.01) $- Impairment loss 1 1 1 4 $0.01 $0.01 $0.01 $0.03 Closure and restructuring costs 1 5 1 10 $0.01 $0.03 $0.01 $0.07 Unrealized loss (gain) on fnancial instruments 4 (8) 6 (22) $0.04 $(0.06) $0.06 $(0.16) Loss on long-term debt refnancing — - 3 — $- $- $0.02 $- Gain on purchases of senior notes — (14) $- $- $- $(0.13) Foreign exchange loss (gain) on long- term debt and fnancial instruments 4 3 (1) 8 $0.03 $0.03 $(0.01) $0.08 Share of results of signifcantly infuenced companies (9) — (9) — $(0.10) $- $(0.10) $- Adjustment of statutory tax rate — - — (6) $- $- $- $(0.06) Tax effect on specifc items (1) (1) 2 $— $— $— $— (2) 1 (2) (17) $(0.02) $0.01 $(0.02) $(0.17) Tax effect on specifc items 28J 35 9 84J $0.29 $0.36 $0.51 $0.86 1 Specifc amounts per share are calculated on an after-tax basis.

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS ADDITIONAL DISCLOSURE 33 The following table reconciles cash fow from operations (adjusted) with cash fow from operations (adjusted) excluding specifc items: Cash fow from operations (adjusted) For the 3-month periods For the 9-month periods ended September 30 ended September 30 (in millions of dollars) 2010 2009 2010 2009 Cash fow provided by operating activities 73 117 129 266 Changes in non-cash working capital components 9 (23) 62 (23) Cash fow (adjusted) from operations 82 94 191 243 Specifc items: Loss on disposals and others — - — 1 Loss on long-term debt refnancing — - 3 — Closure and restructuring costs, net of current income tax 1116 Excluding specifc items 83 95 195 250 The following table reconciles cash fow provided by operating activities with operating income and operating income before depreciation and amortization: For the 3-month periods For the 9-month periods ended September 30 ended September 30 (in millions of dollars) 2010 2009 2010 2009 Cash fow provided by operating activities 73 117 129 266 Changes in non-cash working capital components 9 (23) 62 (23) Depreciation and amortization (53) (53) (159) (162) Current income taxes 4 5 20 28 Financing expense 27 25 82 77 Loss on long-term debt refnancing — - 3 — Gain (loss) on disposal and others 2 — 2 (1) Impairment loss and other restructuring costs (1) (5) (1) (8) Unrealized gain (loss) on fnancial instruments (4) 8 (6) 22 Other non-cash adjustments 1 2 3 1 Operating income from continuing operations 58 76 135 200 Depreciation and amortization 53 53 159 162 Operating income before depreciation and amortization 111 129 294 362

34 CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS ADDITIONNAL DISCLOSURE APPENDIX INFORMATION FOR THE 9-MONTH PERIODS ENDED SEPTEMBER 30, 2010 AND 2009 BUSINESS SEGMENT REVIEW PACKAGING - BOXBOARD Shipments1 Average selling price Average selling price Price reference Sales Operating income (loss) OIBD (in thousands (in Canadian (in U.S. dollars (in U.S. dollars (in millions of dollars) (in millions of dollars) (in millions of dollars) of short tons) dollars/unit) or euros/unit) or euros/unit) 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 Boxboard Manufacturing — North America 199 191 5 6 13 18 282 247 704 772 680 660 819 752 Manufacturing — Europe 339 337 4 (1) 17 16 441 381 769 884 €564 €555 €766 €749 Converting 475 532 27 17 50 42 207 204 2,303 2,613 2,223 2,233 n/a n/a Others and eliminations (65) (67) (10) (6) (10) (3) (83) (76) 948 993 26 16 70 73 847 756 Specifc items 7 9 7 9 Excluding specifc items 33 25 77 82 1 Shipments do not take into account the elimination of business sector intercompany shipments. 160 21 2 (3) (16) 140 36 (45) 120 100 9 82 57 77 7 80 (44) 60 40 26 16 0

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS ADDITIONAL DISCLOSURE 35 PACKAGING - CONTAINERBOARD Shipments1 Average selling price Sales Operating income (loss) OIBD (in thousands (in Canadian Average selling price Price reference (in millions of dollars) (in millions of dollars) (in millions of dollars) of short tons) dollars/unit) (in U.S. dollars/unit) (in U.S. dollars/unit) 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 Containerboard Manufacturing 437 393 24 63 B4 81 900 783 486 503 469 430 620 553 Converting 638 653 B2 20 71 40 B202 5032 1,2262 1,2962 1,1842 1,1082 n/a n/a Others and eliminations (2B7) (236) (8) (15) (3) (5) (BOO) (437) 818 810 68 68 122 116 920 849 Specifc items (B) (1) (B) (1) Excluding specifc items 63 67 117 115 Shipments do not take into account the elimination of business sector intercompany shipments. Equal to 8.580 million square feet (msf), CAN$74/msf, US$71/msf in 2010, and to 11.482 msf, CAN$57/msf, US$49/msf in 2009. 200 175 17 2 (2) (7) (34) 150 26 7 5 (54) 125 48 (1) 115 11 100 75 68 68 25 0

36 CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS ADDITIONNAL DISCLOSURE PACKAGING — SPECIALTY PRODUCTS Shipments1 Average selling price2 Sales Operating income (loss) OIBD (in thousands (in Canadian Average selling price2 Price reference2 (in millions of dollars) (in millions of dollars) (in millions of dollars) of short tons) dollars/unit) (in U.S. dollars/unit) (in U.S. dollars/unit) 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 Specialty products Industrial packaging 146 137 14 10 20 15 180 165 Consumer packaging 58 62 3 7 5 9 Specialty papers 230 239 5 18 15 30 192 187 Recovery and recycling 228 137 12 (2) 19 3 Others and eliminations (7) (6) (1) (2) - (1) (14) (10) 655 569 33 31 59 56 358 342 921 972 889 831 847 790 Specifc items — (1) — (1) Excluding specifc items 33 30 59 55 Shipments do not take into account the elimination of business sector intercompany shipments. Average selling prices are for paper manufacturing mills only. 80 18 1 1 (2) (3) (11) 70 59 0 (26) 60 25 (1) 55 50 40 31 33 0

CASCADES MANAGEMENT’S DISCUSSION & ANALYSIS ADDITIONAL DISCLOSURE 37 TISSUE PAPERS Shipments1 Average selling price Sales Operating income (loss) OIBD (in thousands (in Canadian Average selling price Price reference (in millions of dollars) (in millions of dollars) (in millions of dollars) of short tons) dollars/unit) (in U.S. dollars/unit) (in U.S. dollars/unit) 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 2010 2009 Tissue Papers Manufacturing and converting 645 628 36 92 67 119 382 335 1,651 1,824 1,596 1,704 1,625 1,616 Specifc items — Excluding specifc items 36 92 67 119 1 Shipments do not take into account the elimination of business sector intercompany shipments. 160 21 (1) (2) (4) 140 (9) 120 0 100 92 80 67 0 (31) 20 For note 1 to 4, see defnition on page 13.

38 CASCADES FINANCIAL REPORT CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED BALANCE SHEETS As at September 30, As at December 31, (in millions of Canadian dollars) (unaudited) Note 2010 2009 Assets Current assets Cash and cash equivalents 21 19 Accounts receivable 633 543 Inventories 533 520 1,187 1,082 Property, plant and equipment 1,843 1,912 Intangible assets 5 (a) 152 165 Other assets 5 (b) 353 317 Goodwill 316 316 3,851 3,792 Liabilities and Equity Current liabilities Bank loans and advances 79 83 Accounts payable and accrued liabilities 567 505 Current portion of long-term debt 6 11 10 657 598 Long-term debt 6 1,447 1,459 Other liabilities 7 418 410 2,522 2,467 Contingency 10 Equity attributable to the Shareholders Capital stock 496 499 Contributed surplus 14 14 Retained earnings 739 700 Accumulated other comprehensive income 9 58 91 1,307 1,304 Non-controlling interest 22 21 Total equity 1,329 1,325 3,851 3,792 The accompanying notes are an integral part of these unaudited interim consolidated fnancial statements.

CASCADES FINANCIAL REPORT CONSOLIDATED FINANCIAL STATEMENTS 39 CONSOLIDATED STATEMENTS OF EARNINGS For the 3-month periods For the 9-month periods ended September 30, ended September 30, (in millions of Canadian dollars, except per share amounts and number of shares) (unaudited) Note 2010 2009 2010 2009 Sales 1,028 974 2,968 2,925 Cost of sales and expenses Cost of sales (excluding depreciation and amortization) 814 752 2,371 2,254 Depreciation and amortization 53 53 159 162 Selling and administrative expenses 99 93 298 309 Loss (gain) on disposal and others 4 (2) — (2) 1 Impairment and other restructuring costs 2 6 2 14 Loss (gain) on fnancial instruments 4 (6) 5 (15) 970 898 2,833 2,725 Operating income 58 76 135 200 Financing expense 27 25 82 77 Loss on refnancing of long-term debt — - 3 — Gain on purchases of senior notes — (14) Foreign exchange loss (gain) on long-term debt and fnancial instruments 4 3 (1) 8 27 48 51 129 Provision for income taxes 8 17 12 39 Share of results of signifcantly infuenced companies (11) (3) (13) (10) Net earnings including non-controlling interest for the period 30 34 52 100 Non-controlling interest — - 1 (1) Net earnings attributable to Shareholders for the period 30 34 51 101 Net earnings per common share Basic $0.31 $0.35 $0.53 $1.03 Diluted $0.30 $0.34 $0.52 $1.02 Weighted average number of common shares outstanding 96,645,061 97,430,683 96,874,069 97,781,928 The accompanying notes are an integral part of these unaudited interim consolidated fnancial statements.

40 CASCADES FINANCIAL REPORT CONSOLIDATED FINANCIAL STATEMENTS 8BHMM For the 3-month periods For the 9-month periods ended September 30, ended September 30, (in millions of Canadian dollars) (unaudited) 2010 2009 2010 2009 Net earnings including non-controlling interest for the period 30 34 52 100 Other comprehensive income (loss) Translation adjustments Foreign currency translation of self-sustaining foreign subsidiaries (6) (61) (21) (105) Change in foreign currency translation related to hedging activities 17 48 9 73 Income taxes (3) (7) (2) (10) Cash fow hedges Change in fair value of foreign exchange forward contracts 3 23 1 52 Change in fair value of interest rate swaps — - (3) — Change in fair value of commodity derivative fnancial instruments (13) (1) (24) (1) Income taxes 2 (7) 7 (17) (5) (33) (8) Comprehensive income including non-controlling interest for the period 30 29 19 92 Less: Comprehensive income (loss) attribuable to non-controlling interest - - 1 (1) Comprehensive income attributable to Shareholders 30 29 18 93 The accompanying notes are an integral part of these unaudited interim consolidated fnancial statements.

CASCADES FINANCIAL REPORT CONSOLIDATED FINANCIAL STATEMENTS 41 CONSOLIDATED STATEMENTS OF EQUITY For the 9-month period ended September 30, 2010 Accumulated other Total equity (in millions of Canadian dollars) Contributed comprehensive attributable to Non-controlling (unaudited) Capital stock surplus Retained earnings income the Shareholders interest Total equity Balance — Beginning of period 499 14 700 91 1,304 21 1,325 Net earnings for the period 51 — 51 1 52 Change in other comprehensive income (loss) — (33) (33) — (33) Dividends — - (12) — (12) — (12) Stock options — 1 - 1 — 1 Redemption of common shares (3) (1) — (4) (4) Balance — End of period 496 14 739 58 1,307 22 1,329 For the 9-month period ended September 30, 2009 Accumulated other Total equity (in millions of Canadian dollars) Contributed comprehensive attributable to Non-controlling (unaudited) Capital stock surplus Retained earnings income the Shareholders interest Total equity Balance — Beginning of period 506 9 656 85 1,256 22 1,278 Net earnings (loss) for the period — - 101 — 101 (1) 100 Change in other comprehensive income (loss) — - — (8) (8) — (8) Dividends — - (12) — (12) — (12) Stock options — 1 — - 1 — 1 Redemption of common shares (6) 3 — - (3) — (3) Balance — End of period 500 13 745 77 1,335 21 1,356 The accompanying notes are an integral part of these unaudited interim consolidated fnancial statements.

42 CASCADES FINANCIAL REPORT CONSOLIDATED FINANCIAL STATEMENTS CONSOLIDATED STATEMENTS OF CASH FLOWS For the 3-month periods For the 9-month periods ended September 30, ended September 30, (in millions of Canadian dollars) (unaudited) Note 2010 2009 2010 2009 Operating activities from continuing operations Net earnings attributable to Shareholders for the period 30 34 51 101 Adjustments for Depreciation and amortization 53 53 159 162 Loss (gain) on disposal and others 4 (2) — (2) 1 Impairment and other restructuring costs 1 5 1 8 Unrealized loss (gain) on fnancial instruments 4 (8) 6 (22) Gain on purchases of senior notes — (14) Foreign exchange loss (gain) on long-term debt and fnancial instruments 4 3 (1) 8 Future income taxes 4 12 (8) 11 Share of results of signifcantly infuenced companies (11) (3) (13) (10) Non-controlling interest — - 1 (1) Others (1) (2) (3) (1) 82 94 191 243 Change in non-cash working capital components (9) 23 (62) 23 73 117 129 266 Investing activities from continuing operations Purchases of property, plant and equipment (25) (52) (81) (122) Increase in other assets (16) (1) (27) (9) Business acquisitions 2 (61) (3) (64) (41) (114) (111) (195) Financing activities from continuing operations Bank loans and advances (2) (3) (2) (22) Change in revolving credit facilities (26) 14 175 (31) Purchases of senior notes - - (165) (18) Change in other long-term debt 6 — 2 — 27 Payments of other long-term debt (1) (3) (6) (8) Early settlement of foreign exchange contracts 8 Redemption of common shares — (1) (4) (3) Dividends (4) (4) (12) (12) (33) 5 (14) (59) Change in cash and cash equivalents during the period from continuing operations (1) 8 4 12 Change in cash and cash equivalents from discontinued operations (2) (3) Net change in cash and cash equivalents during the period (1) 8 2 9 Cash and cash equivalents — Beginning of period 22 12 19 11 Cash and cash equivalents — End of period 21 20 21 20 The accompanying notes are an integral part of these unaudited interim consolidated fnancial statements.

CASCADES FINANCIAL REPORT NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 43 NOTES TO INTERIM periodFs oe(rtn at dhb eeu d l 3a Sr- mea pmotneotmuh n bat esn r d i n3 9 0m-,m i2llo0i on1nt 0hs CONSOLIDATED (unaudited) of Canadian dollars) FINANCIAL STATEMENTS NOte 1 Accounting policies These unaudited interim consolidated fnancial statements and the notes thereto have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with the exception that they do not conform in all material respects to the requirement of GAAP for annual fnancial statements. These fnancial statements should be read in conjunction with the most recent annual fnancial statements of the Company as they have been prepared using the same accounting policies except for the following: a) New accounting standards adopted Business combinations — On January 1, 2010, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Section 1582, “Business Combinations”, which replaces the former Section 1581, “Business Combinations”. The new standard requires that the acquiring entity in a business combination recognize most of the assets acquired and liabilities assumed in the transaction at fair value, including contingent assets and liabilities, and recognize and measure the goodwill acquired in the business combination or a gain from a bargain purchase. Acquisition-related costs are also to be expensed. The adoption of Section 1582 did not materially impact the fnancial statements but does affect the accounting for acquisitions after the effective date. Consolidated fnancial statements and non-controlling interests — On January 1, 2010, the Company adopted CICA Section 1601, “Consolidated Financial Statements”, and Section 1602 “Non-controlling Interests”. These two sections replace Section 1600, “Consolidated Financial Statements”. Section 1601 carries forward guidance from Section 1600 with the exception of non-controlling interests which are addressed in a separate section. Section 1602 requires that the Company report non-controlling interests within equity separately from the parent owners’ equity, and transactions between an entity and non-controlling interests as equity transactions. As a result of this adoption, the Company reclassifed non-controlling interest in the amount of $21 million from Other liabilies to equity in the December 31, 2009 consolidated balance sheet. Additionally, net earnings is to be reported with separate disclosure of the amounts attributable to the parent and to the non-controlling interest in consolidated statement of earnings. Accounting changes — On January 1, 2010, the Company adopted the amendment of CICA Section 1506, “Accounting changes”, to exclude from the scope this Section changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The Company concludes that adoption of this amendment did not impact the fnancial statements.

44 CASCADES FINANCIAL REPORT NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS b) New accounting standard not yet adopted Financial instruments — recognition and measurement — In June 2009, CICA amended Section 3855 “Financial Instruments — Recognition and Measurement” to clarify application of the effective interest rate method after a debt instrument has been impaired. The amendment also clarifes when an embedded prepayment option is separated from its host debt instrument for accounting purposes. This amendment is effective January 1, 2011, at which time Canadian public companies will have adopted IFRS. At this point the Company does not intend to early adopt this amendment. The Company is currently evaluating the impact of the adoption of this amendment. NOte 2 Business acquisitions On March 10, 2010, the Company acquired the converting tissue business of Atlas Paper Bag Company Ltd., based in Ontario, for total cash consideration of $3 million. This acquisition has been accounted for using the acquisition method and the accounts and results of operation have been included in the consolidated fnancial statements since its acquisition date. 2010 Atlas Paper Bag ACQUIRED COMPANY Company Ltd. BUSINESS SEGMENT Tissue papers Property, plant and equipment 3 Total consideration paid 3 NOt e 3 Impairment and other restructuring costs The following table shows the reconciliation of all closure and restructuring cost provisions. It includes the provisions relating to discontinued operations. As at September 30, As at December 31, 2010 2009 Balance — Beginning of period 13 22 Additional provisions Severance and pension liability 1 11 Others — 1 Non-monetary items Pension liability adjustements and others (1) (5) Closure and restructuring cost payments (2) (16) Balance — End of period 11 13

CASCADES FINANCIAL REPORT NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 45 NOte 4 Gains on disposal and others For the 3-month periods For the 9-month periods ended September 30, ended September 30, 2010 2009 2010 2009 Gain on disposal of property, plant and equipment (3) — (3) (2) Supplemental executive retirement plan 1 — 1 — Pension plan — partial curtailment — - — 3 (2) — (2) 1 During the third quarter of 2010, the Company sold its building and land of its Québec-city based corrugated products plant closed in 2009. During the second quarter of 2009, the Company recorded a $3 million charge to settle a partial curtailment of one of its employee future beneft pension plans. The Company also recorded a gain of $2 million on disposal of assets in the Specialty Products Group for a mill in Europe closed in 2006. As at September 1st, 2010, the Company established a supplemental executive retirement plan in favor of its founding shareholders Bernard, Laurent and Alain Lemaire. The actuarial defcit of the plan is evaluated at $18 million as at September 30, 2010 and a charge of $1 million has been recorded for the month of September. NOte 5 Intangible assets and other assets As at September 30, As at December 31, 2010 2009 a) Intangible assets are detailed as follows: Customer relationships and client lists 114 124 Other fnite-life intangible assets 38 41 Total intangible assets 152 165 b) Other assets are detailed as follows: Investments in signifcantly infuenced companies 160 148 Projects under development 17 Notes receivable 7 9 Other investments 9 7 Investment in shares held for trading 3 3 Deferred fnancing costs 5 7 Tax beneft related to investment tax credits 34 29 Employee future benefts 103 97 Fair value of derivative fnancial assets 15 19 Others 13 12 366 331 Less: Current portion included in accounts receivable 13 14 Total other assets 353 317

46 CASCADES FINANCIAL REPORT NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOte 6 Long-term debt As at September 30, As at December 31, Maturity 2010 2009 7.25% Unsecured senior notes of US$9 million (2009 — US$116 million) 2013 9 122 6.75% Unsecured senior notes of US$9 million (2009 — US$61 million) 2013 9 63 7.75% Unsecured senior notes of $200 million 2016 197 197 7.75% Unsecured senior notes of US$500 million 2017 508 516 7.875% Unsecured senior notes of US$250 million 2020 254 257 Revolving and term credit facilities 2011-2012 428 259 Other debts of subsidiaries 32 33 Other debts without recourse to the Company 40 42 1,477 1,489 Less: Unamortized fnancing costs 19 20 Total long-term debt 1,458 1,469 Less: Current portion of debts of subsidiaries 6 6 Current portion of debts without recourse to the Company 5 4 11 10 1,447 1,459 As of September 30, 2010, the Company has purchased, for a total consideration of US$162 million ($168 million) including a premium of US$3 million ($3 million), a total of US$107 million ($111 million) aggregate principal amount of 7.25% Unsecured senior notes and US$52 million ($54 million) aggregate principal amount of 6.75% Unsecured senior notes due 2013. Approximately US$9 million ($9 million) aggregate principal amount of 7.25% Unsecured senior notes and approximately US$9 million ($9 million) aggregate principal amount of 6.75% Unsecured senior notes due 2013 remained outstanding.

CASCADES FINANCIAL REPORT NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS 47 NOte 7 Other liabilities As at September 30, As at December 31, 2010 2009 Employee future benefts 127 121 Future income taxes 197 209 Fair value of derivative fnancial liabilities 88 60 Others 26 34 438 424 Less: Current portion included in accounts payable and accrued liabilities 20 14 Total other liabilities 418 410 Note 8 Additional information For the 3-month periods For the 9-month periods ended September 30, ended September 30, 2010 2009 2010 2009 (a) Employee future benefts expenses Defned beneft pension plans 4 6 11 18 Other employee future beneft plans 2 2 6 6 Defned contribution pension plans 5 4 17 14 (b) Supplemental disclosure Depreciation of property, plant and equipment 48 46 144 147 Amortization of other assets 5 7 15 15 Amortization of deferred fnancing cost included in fnancing expense 1 1 3 4 Financing expense paid 18 33 64 85 Income taxes paid 2 11 13 29

48 CASCADES FINANCIAL REPORT NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS NOte 9 Accumulated other comprehensive income As at September 30, As at December 31, 2010 2009 Foreign currency translation, net of hedging activities and related income tax of $56 million (2009 — $54 million) 74 88 Unrealized gain arising from foreign exchange forward contracts designated as cash fow hedges, net of related income taxes of $(1) million (2009 — $(1) million) 5 4 Unrealized losses arising from interest rate swap agreements designated as cash fow hedges, net of related income taxes of $- million (2009 — $1 million) (4) (2) Unrealized gain (losses) arising from commodity derivative fnancial instruments designated as cash fow hedges, net of related income taxes of $(9) million (2009 — $(3) million) (17) 1 58 91 NOte 10 Contingency The Company is currently working with representatives of the Ontario Ministry of the environment (MOE)-Northern Region, regarding its potential responsibility for an environmental impact identifed at its former Thunder Bay facility (the “Mill”). The MOE has requested that the Company look into a management site plan relating to the sediment quality adjacent to the Mill’s lagoon. Several meetings have been held during the year with the MOE and AbitibiBowater Inc., a former owner of the facility who fled for court protection in Canada and the United States. A study on the sediment quality and potential remediation options has commenced. Although a loss is probable, it is not possible at this time to estimate the Company’s obligation because of the uncertainty surrounding the extent of the environmental impact, the potential remediation alternatives, the position of the MOE. On September 23, 2010, the Québec Superior Court issued an order sanctioning the Plan of Reorganization and Compromise of AbitibiBowater Inc. thereby extinguishing any liabilities of AbitibiBowater Inc. to the Company in relation to the site. NOte 11 Comparative fgures Certain comparative fgures have been reclassifed to conform to the presentation of fnancial statements adopted as at January 1, 2010.

CASCADES FINANCIAL REPORT SELECTED SEGMENTED INFORMATION 49 SELECTED SEGMENTED INFORMATION As at June 30, 2010, the Company has modifed its segmented information disclosure for its Specialty Products segments in order to refect how management analyses this information. The Specialty Products segment is divided into four subsectors: Industrial packaging, Consumer packaging, Specialty papers and Recovery and recycling. The Company has reclassifed comparative fgures to conform to the presentation adopted. SALES For the 3-month periods For the 9-month periods ended September 30, ended September 30, (in millions of Canadian dollars) (unaudited) 2010 2009 2010 2009 Packaging products Boxboard Manufacturing 181 170 538 528 Converting 160 170 475 532 Intersegment sales (22) (19) (65) (67) 319 321 948 993 Containerboard Manufacturing 155 132 437 393 Converting 227 222 638 652 Intersegment sales (90) (82) (257) (235) 292 272 818 810 Specialty products Industrial packaging 51 45 146 137 Consumer packaging 20 21 58 62 Specialty papers 74 78 230 239 Recovery and recycling 77 53 228 137 Intersegment sales (2) (2) (7) (6) 220 195 655 569 Intersegment sales (28) (17) (85) (45) 803 771 2,336 2,327 Tissue papers Manufacturing and converting 227 210 645 628 Intersegment sales and other (2) (7) (13) (30) Total 1,028 974 2,968 2,925

50 CASCADES FINANCIAL REPORT SELECTED SEGMENTED INFORMATION SELECTED SEGMENTED INFORMATION (cont inued) OPERATING INCOME (LOSS) BEFORE DEPRECIATION AND AMORTIZATION For the 3-month periods For the 9-month periods ended September 30, ended September 30, (in millions of Canadian dollars) (unaudited) 2010 2009 2010 2009 Packaging products Boxboard Manufacturing 2 8 24 34 Converting 18 14 50 42 Others (2) — (4) (3) 18 22 70 73 Containerboard Manufacturing 29 20 54 81 Converting 24 22 71 40 Others — - (3) (5) 53 42 122 116 Specialty products Industrial packaging 7 5 20 15 Consumer packaging 2 3 5 9 Specialty papers 5 9 15 29 Recovery and recycling 7 4 19 4 Others — - — (1) 21 21 59 56 92 85 251 245 Tissue papers Manufacturing and converting 25 38 67 119 Corporate (6) 6 (24) (2) Operating income before depreciation and amortization 111 129 294 362 Depreciation and amortization Boxboard (15) (19) (44) (57) Containerboard (18) (16) (54) (48) Specialty products (8) (8) (26) (25) Tissue papers (11) (9) (31) (27) Corporate and eliminations (1) (1) (4) (5) (53) (53) (159) (162) Operating income 58 76 135 200

CASCADES FINANCIAL REPORT SELECTED SEGMENTED INFORMATION 51 PURCHASES OF PROPERTY, PLANT AND EQUIPMENT For the 3-month periods For the 9-month periods ended September 30, ended September 30, (in millions of Canadian dollars) (unaudited) 2010 2009 2010 2009 Packaging products Boxboard Manufacturing 5 7 11 20 Converting 4 10 10 23 9 17 21 43 Containerboard Manufacturing — 3 10 10 Converting 4 3 12 7 4 6 22 17 Specialty products Industrial packaging 1- 1 1 Consumer packaging 2 1 4 2 Specialty papers 2 3 5 6 Recovery and recycling 1 2 3 14 6 6 13 23 19 29 56 83 Tissue papers Manufacturing and converting 12 13 23 28 Corporate 8 11 14 13 Total purchases 39 53 93 124 Disposal of property, plant and equipment (4) (2) (7) (5) Acquisition under capital-lease agreement (4) - (4) 31 51 82 119 Purchases of property, plant and equipment included in accounts payable Beginning of period 8 12 13 14 End of period (14) (11) (14) (11) Total investing activities 25 52 81 122

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